HellerEhrman

05012270

October 17, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

SEC MAIL PROCESSING SECTION RECEIVED NOV 02 2005 WASH. D.C. 203

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding distribution in specie of KWCM shares - announcement as to the exclusion of certain overseas shareholders, dated October 6, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on October 7, 2005; and

2. The Company's interim report 2005, dated September 14, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

HellerEhrman

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\38sec.doc

South China Morning Post
Friday, 7th October 2005

K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(stock code: 173)

DISTRIBUTION IN SPECIE OF KWCM SHARES — ANNOUNCEMENT AS TO THE EXCLUSION OF CERTAIN OVERSEAS SHAREHOLDERS

The Board announces that the Distribution will only be made to the Overseas Shareholders whose addresses as shown in the Registers are in the British Virgin Islands, Macau and Malaysia on the Record Date and that the Distribution will not be made to the Overseas Shareholders whose addresses as shown in the Registers are in Australia, Canada, Spain, the United Kingdom, Liberia, Pakistan, Philippines, Singapore and the United States of America on the Record Date.

1. INTRODUCTION

On 14 September 2005 the Board announced that it had declared a special interim dividend on that date to be satisfied by way of the Distribution. As set out in the announcement of the Company dated 14 September 2005 (the "**Announcement**"), the Distribution will not be made to the Overseas Shareholders in the event that the Directors, upon making enquiry, consider such exclusion to be necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places. The terms set out in this announcement shall have the same meanings as those used in the Announcement, unless stated otherwise.

2. EXCLUSION OF CERTAIN OVERSEAS SHAREHOLDERS

On the basis of the information made available to the Directors, as at the date of this announcement, there are Overseas Shareholders whose addresses as shown in the register of members of the Company in Bermuda and branch register of members of the Company in Hong Kong (the "**Registers**") are in Australia, Canada, Spain, the United Kingdom, Liberia, Pakistan, Philippines, Singapore and the United States of America (the "**Excluded Jurisdictions**") and in the British Virgin Islands, Macau and Malaysia.

Based on the information available as at the date of this announcement, there are 21 Overseas Shareholders with their registered addresses in the Excluded Jurisdictions who, on the basis that there is no change in their shareholding before the Record Date, would in aggregate be entitled to 19,150 Distribution Shares, with no shareholder in any one of the Excluded Jurisdictions being entitled to receive more than 6,583 Distribution Shares. The Board has made enquiries on the legal restrictions and regulatory requirements in relation to the Distribution to Overseas Shareholders in the Excluded Jurisdictions and on compliance with the relevant restrictions and formalities and having done so, the Board considered that it would be necessary/expedient to exclude the Overseas Shareholders in each of the Excluded Jurisdictions from the Distribution. Arrangements will therefore be made for the KWCM Shares which would otherwise have been distributed to such Overseas Shareholders to be sold in the market as soon as practicable after the posting of the share certificates of the Distribution Shares to the Qualifying Shareholders and any gross proceeds of sale will be distributed in Hong Kong dollars to such persons pro rata to their entitlements (except that amounts of less than HK$100 payable to the respective Shareholders will be retained for the benefit of the Company).

With respect to Overseas Shareholders in the British Virgin Islands, Macau and Malaysia, the Board noted the substantial number of Distribution Shares involved (based on the information as at the date of this announcement) and has accordingly obtained legal advice on registration/filing and/or other formalities with respect to the Distribution to Shareholders in these three jurisdictions. In this respect, the respective legal advisers of the Company as to laws of the British Virgin Islands, Macau and Malaysia have advised the Company that the Distribution to the Overseas Shareholders in these jurisdictions would not contravene the local laws and regulations. Accordingly, the Distribution will be made to the Overseas Shareholders whose addresses as shown in the Registers are in the British Virgin Islands, Macau and Malaysia on the Record Date.

By Order of the Board
Seaman Kwok Siu Man
Company Secretary

Hong Kong, 6 October 2005

As at the date of this announcement, the executive Directors are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang and the independent non-executive Directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

香港經濟日報
2005年10月7日 (星期五)

K. WAH INTERNATIONAL HOLDINGS LIMITED

(於百慕達註冊成立之有限公司)
(股份代號：173)

以實物分派嘉華建材股份 — 有關不向若干海外股東作出分派的公佈

董事會宣佈，僅會向於記錄日期在名冊所列地址位於英屬處女群島、澳門及馬來西亞的海外股東作出分派，並且不會向於記錄日期在名冊所列地址位於澳洲、加拿大、西班牙、英國、利比里亞、巴基斯坦、菲律賓、新加坡及美利堅合眾國的海外股東作出分派。

1. 引言

於二零零五年九月十四日，董事會宣佈該日已宣派特別中期股息，股息透過分派方式派付。誠如本公司於二零零五年九月十四日作出的公佈(「該公佈」)所述，倘若董事在作出查詢後，基於有關地區的法律有所限制或該等地區的有關監管機構或證券交易所有所規定，認為有所必要或權宜，則不會向海外股東作出分派。除另有指明外，本公佈所載詞彙與該公佈所用者具相同涵義。

2. 不向若干海外股東作出分派

根據董事所得資料，於本公佈日期，據本公司在百慕達存置的股東名冊及本公司在香港存置的股東名冊分冊(「名冊」)所示，海外股東的地址有位於澳洲、加拿大、西班牙、英國、利比里亞、巴基斯坦、菲律賓、新加坡及美利堅合眾國(「除外司法權區」)，亦有位於英屬處女群島、澳門及馬來西亞。

根據本公佈日期所得的資料，共有21名註冊地址位於除外司法權區的海外股東，按照記錄日期前彼等的持股量不變為基準計算，彼等有權合共獲派19,150股分派股份，且概無位於任何一個除外司法權區內的股東有權收取超過6,583股分派股份。董事會已就向除外司法權區的海外股東作出分派之事宜，作出有關法律限制及監管規定以及遵守有關限制及程序的查詢。董事會經作出上述查詢後認為，不向各個除外司法權區的海外股東作出分派乃屬必要／權宜之舉。故此，將會作出安排，使原應分派予該等海外股東的嘉華建材股份，於分派股份之股票郵寄予合資格股東後在切實可行情況下盡快在市場上出售，而任何出售所得款項總額，將以港幣按該等人士的應佔權益比例分派予彼等(惟少於港幣100元的應付有關股東款項將歸本公司所有)。

就位於英屬處女群島、澳門及馬來西亞的海外股東而言，董事會注意到(根據於本公佈日期的資料所示)涉及的分派股份數量較多，故此已就有關向這三個司法權區的股東作出分派的登記／存檔及／或其他程序，獲取法律意見。就此，本公司的英屬處女群島法律顧問、澳門法律顧問及馬來西亞法律顧問已分別向本公司表示，向此等司法權區的海外股東作出分派，不會違反當地法律及法規。故此，本公司將會向於記錄日期在名冊所列地址位於英屬處女群島、澳門及馬來西亞的海外股東作出分派。

承董事會命
公司秘書
鄧兆文

香港，二零零五年十月六日

於本公佈日期，執行董事為呂志和博士(主席)、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)



Interim Report 2005

Contents

CHAIRMAN
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc

MANAGING DIRECTOR
Mr. Francis Lui Yiu Tung

DEPUTY MANAGING DIRECTOR
Mr. Lennon Lun Tsan Kau

EXECUTIVE DIRECTORS
Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM
Mr. William Lo Chi Chung
Ms. Paddy Tang Lui Wai Yu, JP

NON-EXECUTIVE DIRECTORS
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Mr. Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. Leo Lee Tung Hai, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Mr. Robert George Nield*

* *Independent Non-executive Directors*

COMPANY SECRETARY
Mr. Seaman Kwok Siu Man, FCIS, FCS

QUALIFIED ACCOUNTANT
Mr. Ken Wong Chun Keung, FCCA, AHKICPA

AUDITORS
PricewaterhouseCoopers

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS
http://www.kwih.com

SHARE LISTING
The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE

SEHK	:	173
Bloomberg	:	173 HK
Reuters	:	0173.HK

BOND LISTING
Luxembourg Stock Exchange

INTERIM RESULTS

The Directors of K. Wah International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June 2005 as follows:

The Group's turnover for the six months ended 30th June 2005 was HK$719,827,000, a decrease of HK$180,858,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2005 amounted to HK$631,585,000, an increase of HK$475,948,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim cash dividend of 1 HK cent per share, totalling HK$23,491,000 for the six months ended 30th June 2005 to shareholders whose names appear on the register and branch register of members of the Company at the close of business on 21st October 2005 (six months ended 30th June 2004: an interim scrip dividend with a cash option of 2 HK cents per share, totalling HK$40,195,000).

The Board of Directors has also declared a special interim dividend for the six months ended 30th June 2005 to be effected by way of distribution (the "Distribution") in specie of the shares of K. Wah Construction Materials Limited ("KWCM") to the shareholders of the Company whose names appear on the register and branch register of members of the Company at the close of business on 21st October 2005 (the "Record Date"), on the basis of one KWCM share for every ten shares of the Company then held. Fractional entitlements will be disregarded.

The aggregate market value of the KWCM shares to be distributed under the Distribution (the "Distribution Shares") as at 14th September 2005 was HK$1,268,519,000, which equates to a dividend of approximately HK$0.54 per share before the Distribution (on the assumption that there is no change in the issued share capital of the Company from 14th September 2005 up to the Record Date).

The Distribution will not be made to the shareholders of the Company whose addresses as shown in the register of members in Bermuda and the Hong Kong Branch register of members of the Company at the close of business on the Record Date are outside of Hong Kong (the "Overseas Shareholders") in the event that the Directors, upon making enquiry, consider such exclusion to be necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places and accordingly, such Overseas Shareholders will not receive the KWCM shares pursuant to the Distribution. Instead, arrangements will be made for the KWCM shares which would otherwise have been distributed to such Overseas Shareholders to be sold in the market as soon as practicable after the posting of the share certificates of the Distribution Shares and any proceeds of sale will be distributed in Hong Kong dollars to such persons pro rata to their entitlements (except that amounts of less than HK$100 payable to the respective shareholders of the Company will be retained for the benefit of the Company).

Further details of the Distribution are included in the announcement of the Company dated 14th September 2005.

It is expected that the dividend warrants for the interim cash dividend and the share certificates of the Distribution Shares for the special interim dividend will be sent to shareholders of the Company on or about 4th November 2005.

For the six months ended 30th June 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
Turnover	3	**719,827**	900,685
Cost of sales		**(628,241)**	(803,869)
Gross profit		**91,586**	96,816
Other revenues		**23,189**	11,413
Other operating income		**15,055**	16,210
Gain/(loss) on deemed partial disposal of a subsidiary		**577,123**	(4,933)
Administrative expenses		**(72,429)**	(72,761)
Other operating expenses		**(6,457)**	(19,976)
Operating profit	3 & 4	**628,067**	26,769
Finance costs		**(20,667)**	(10,235)
Share of profits less losses of			
Jointly controlled entities		**28,476**	146,443
Associated companies		**1,492**	865
Profit before taxation		**637,368**	163,842
Taxation	5	**(5,127)**	(5,630)
Profit for the period		**632,241**	158,212
Attributable to:			
Shareholders of the Company		**631,585**	155,637
Minority interests		**656**	2,575
		632,241	158,212
Interim dividend	6	**23,491**	40,195
		HK cents	*HK cents*
Earnings per share	7		
Basic		**27.9**	7.9
Diluted		**26.3**	6.7

Consolidated Balance Sheet (unaudited)

At 30th June 2005

	Note	30th June 2005 HK$'000	Restated 31st December 2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**492,862**	506,055
Investment properties		**328,540**	326,798
Leasehold land and land use rights		**2,171,778**	2,192,983
Goodwill		**16,617**	—
Jointly controlled entities		**961,104**	489,739
Associated companies		**20,142**	18,650
Available-for-sale financial assets		**92,054**	152,375
Other non-current assets	9	**251,106**	288,572
		4,334,203	3,975,172
Current assets			
Development properties		**2,932,050**	2,599,825
Inventories		**94,047**	93,175
Debtors and prepayments	10	**879,560**	820,597
Tax recoverable		**4,406**	4,384
Other investments		**109,710**	44,547
Cash and bank balances		**1,480,160**	781,306
		5,499,933	4,343,834
Total assets		**9,834,136**	8,319,006
EQUITY			
Share capital	12	**233,428**	201,564
Reserves		**3,717,797**	2,471,190
Shareholders' funds		**3,951,225**	2,672,754
Minority interests		**1,280,576**	723,354
Total equity		**5,231,801**	3,396,108
LIABILITIES			
Non-current liabilities			
Borrowings	13	**1,645,116**	2,773,224
Deferred tax liabilities		**85,603**	78,375
Negative goodwill		**—**	136
Provisions		**163,347**	180,873
		1,894,066	3,032,608
Current liabilities			
Creditors and accruals	11	**1,052,371**	1,005,969
Current portion of borrowings	13	**1,612,772**	844,542
Tax payable		**43,126**	39,779
		2,708,269	1,890,290
Total liabilities		**4,602,335**	4,922,898
Total equity and liabilities		**9,834,136**	8,319,006

Consolidated Cash Flow Statement (unaudited)

For the six months ended 30th June 2005

	2005	Restated 2004
	HK$'000	*HK$'000*
Net cash used in operating activities	**(287,134)**	(551,696)
Net cash used in investing activities	**(455,673)**	(130,653)
Net cash from financing activities	**1,440,375**	1,268,372
Net increase in cash and bank balances	**697,568**	586,023
Cash and cash equivalents at beginning of period	**781,306**	517,065
Changes in exchange rates	**1,286**	4,516
Cash and cash equivalents at end of period	**1,480,160**	1,107,604

Consolidated Statement of Changes in Equity (unaudited)

For the six months ended 30th June 2005

	Share capital *HK$'000*	Other reserves *HK$'000*	Revenue reserve *HK$'000*	Shareholders' funds *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
At 31st December 2004						
As previously reported	**201,564**	**1,011,973**	**1,517,698**	**2,731,235**	**745,308**	**3,476,543**
Prior year adjustments						
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	**—**	**(57,783)**	**(9,596)**	**(67,379)**	**(3,366)**	**(70,745)**
Transfer of leasehold land to investment properties (HKAS 40)	**—**	**—**	**22,230**	**22,230**	**—**	**22,230**
Increase in provisions (HKAS 16, 37 and HKFRS-Int 1)	**—**	**—**	**(13,332)**	**(13,332)**	**(18,588)**	**(31,920)**
As restated, before opening adjustments	**201,564**	**954,190**	**1,517,000**	**2,672,754**	**723,354**	**3,396,108**
Opening adjustments						
Equity element of convertible bonds and related interest (HKAS 39)	**—**	**192,037**	**(24,426)**	**167,611**	**—**	**167,611**
Negative goodwill written off (HKFRS 3)	**—**	**—**	**90**	**90**	**46**	**136**
At 1st January 2005, as restated	**201,564**	**1,146,227**	**1,492,664**	**2,840,455**	**723,400**	**3,563,855**
Exchange differences	**—**	**—**	**1,182**	**1,182**	**16**	**1,198**
Conversion of convertible bonds, net of tax	**31,567**	**534,787**	**—**	**566,354**	**—**	**566,354**
Issue of shares upon exercise of share options	**297**	**2,240**	**—**	**2,537**	**—**	**2,537**
Capital contribution from minority interests	**—**	**—**	**—**	**—**	**1,138,480**	**1,138,480**
Gain on deemed partial disposal of a subsidiary	**—**	**—**	**—**	**—**	**(577,123)**	**(577,123)**
Acquisition of a subsidiary	**—**	**—**	**—**	**—**	**368**	**368**
Change in fair value of available-for-sale investments	**—**	**(1,029)**	**—**	**(1,029)**	**(777)**	**(1,806)**
Realised on disposal of properties	**—**	**(10,254)**	**10,254**	**—**	**—**	**—**
Profit for the period	**—**	**—**	**631,585**	**631,585**	**656**	**632,241**
Dividends	**—**	**—**	**(89,859)**	**(89,859)**	**(4,444)**	**(94,303)**
At 30th June 2005	**233,428**	**1,671,971**	**2,045,826**	**3,951,225**	**1,280,576**	**5,231,801**
At 31st December 2003						
As previously reported	197,797	1,010,800	1,323,090	2,531,687	623,705	3,155,392
Prior year adjustments						
Reversal of revaluation and amortisation for leasehold land (HKAS 17)	—	(57,783)	(8,925)	(66,708)	(11,077)	(77,785)
Increase in provisions (HKAS 16, 37 and HKFRS-Int 1)	—	—	(13,286)	(13,286)	(18,524)	(31,810)
At 1st January 2004, as restated	197,797	953,017	1,300,879	2,451,693	594,104	3,045,797
Exchange differences	—	—	2,441	2,441	2,130	4,571
Issue of shares upon exercise of share options	458	2,250	—	2,708	—	2,708
Capital contribution from minority interests	—	—	—	—	*86,152*	*86,152*
Loss on deemed partial disposal of a subsidiary	—	—	—	—	4,933	4,933
Profit for the period	—	—	155,637	155,637	2,575	158,212
Dividends	—	—	(39,643)	(39,643)	—	(39,643)
At 30th June 2004	198,255	955,267	1,419,314	2,572,836	689,894	3,262,730

1 BASIS OF PREPARATION

The interim financial information has been prepared under historical cost convention as modified by the revaluation of certain properties and available-for-sale financial assets and other short-term investments and in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. The interim financial information has been presented in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies following its adoption of the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1st January 2005. The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

Following the adoption of the new HKFRS, certain comparative figures in the interim financial information have been restated or reclassified to conform with the current presentation. Major changes in the presentation are set out as follows:

	Presentation in 2004 annual financial statements	**New presentation**
(a)	Share of taxation of jointly controlled entities and associated companies included under taxation	Share of profits less losses of jointly controlled entities and associated companies presented net of taxation
(b)	Loans receivable, amounts receivable from and payable to jointly controlled entities included under jointly controlled entities	Loans receivable, amounts receivable from and payable to jointly controlled entities classified under current and non-current assets or liabilities according to their terms of repayment
(c)	Loans from minority interests included under minority interests	Loans from minority interests classified under current and non-current liabilities according to their terms of repayment

2 CHANGES IN ACCOUNTING POLICIES

2.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, jointly controlled entity and associated company at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognised directly in the profit and loss statement. Goodwill on acquisition of subsidiaries is included in intangible assets while goodwill on acquisition of jointly controlled entities and associated companies is included in investments in jointly controlled entities and associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

In previous years, goodwill arising on acquisitions is included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired. This accounting policy has been changed to conform with HKFRS 3 "Business Combinations". As a result of this change, the Group has adopted the transitional provision to write off the negative goodwill of HK$136,000 against the opening revenue reserve as at 1st January 2005 whereas the comparative amounts as at 31st December 2004 have not been restated.

2 CHANGES IN ACCOUNTING POLICIES (CONT'D)

2.2 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises freehold land, land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value and valuations are reviewed annually by external valuers. Changes in fair values are recognised in the profit and loss statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as properties under development and carried at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as revaluation of property, plant and equipment under HKAS 16 "Property, plant and equipment". However, if the fair value gives rise to a reversal of the previous impairment loss, this write back is recognised in the profit and loss statement.

In previous years, a deficit in valuation was charged to the profit and loss statement; an increase was first credited to the profit and loss statement to the extent of any valuation deficit previously charged and thereafter was credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement. These accounting policies have been changed to conform with HKAS 40 "Investment property".

2 CHANGES IN ACCOUNTING POLICIES (CONT'D)

2.2 Investment properties (Cont'd)

As a result of the above changes in accounting policies, the opening revenue reserve at 31st December 2004 has been increased by HK$22.2 million arising from the transfer of leasehold land to investment properties during 2004. As at 31st December 2004, the valuation of investment properties was less than their original costs and the revaluation deficits had already been charged to the profit and loss statement in previous years and there was no investment properties revaluation reserve. Consequently, no prior period adjustment on revenue reserve and investment properties revaluation reserve is required.

2.3 Leases

The Group reclassifies prepayments of lease premiums from property, plant and equipment and development properties to leasehold land and land use rights following the adoption of HKAS 17 "Leases". The up-front prepayments made for leasehold land and land use rights are amortised on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss statement. The amortisation of the leasehold land and land use rights is capitalised under the relevant assets when the property on the leasehold land is under construction.

In previous years, leasehold land and land use rights were classified under property, plant and equipment and development properties according to the intention with regard to the underlying properties. For those classified as leasehold land and buildings under property, plant and equipment, they were stated at cost or valuation less accumulated depreciation and provision for impairment in value other than temporary in nature, whereas development properties were stated at cost, including land and construction costs, less provisions for foreseeable losses. The adoption of HKAS 17 has resulted in a change in the accounting policy of which the leasehold land is stated at cost less amortisation instead of valuation.

2 CHANGES IN ACCOUNTING POLICIES (CONT'D)

2.3 Leases (Cont'd)

As a result of the above changes in accounting policies, the net book amounts of leasehold land and land use rights have been increased by HK$2,193.0 million, property, plant and equipment have been decreased by HK$282.6 million, development properties have been decreased by HK$1,962.0 million, revenue reserve has been decreased by HK$9.6 million and property revaluation reserve has been decreased by HK$57.8 million as at 31st December 2004.

2.4 Financial instruments

Upon adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement", there is a change of accounting policy relating to recognition, measurement, disclosure and presentation of financial assets. The Group classifies its investments in the following categories: financial assets at fair value through profit or loss (including other investments), loans and receivables, and available-for-sale financial assets.

Financial assets at fair value through profit or loss are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date. Loans and receivables are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

2 CHANGES IN ACCOUNTING POLICIES (CONT'D)

2.4 Financial instruments (Cont'd)

Loans and receivables are carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the profit and loss statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss statement as gains or losses from investment securities.

In previous years, securities intended to be held for indefinite long-term purpose or strategic reason were included in the balance sheet under non-current assets and were carried at cost less provision. The carrying amounts of individual investments were reviewed at each balance sheet date to assess whether the fair values had declined below the carrying amounts. When a decline other than temporary had occurred, the carrying amount of such investment would be reduced to its fair value. The impairment loss was recognised as an expense in the profit and loss statement and was written back to profit and loss statement when the circumstances and events that led to the write-downs ceased to exist and there was persuasive evidence that the new circumstances and events would persist for the foreseeable future.

HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities. As a result of the above changes to the accounting policy, the classification of investments has been redesignated as at 1st January 2005 and there is no significant impact to the opening reserves of the Group. The comparative amounts as at 31st December 2004 have not been restated.

2 CHANGES IN ACCOUNTING POLICIES (CONT'D)

2.5 Borrowings

Upon adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement", there is a change of accounting policy relating to recognition, measurement, disclosure and presentation of financial liabilities. Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognised and included in shareholders' equity, net of income tax effects. The equity component is recognised in the capital reserve when the bonds are derecognised, either converted, redeemed or lapsed.

In previous years, convertible bonds were included under long term liabilities at face value. Expenses incurred in connection with the issuance of convertible bonds were deferred and amortised on a straight line basis over the relevant tenure of the finance.

HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. As a result of the above changes to the accounting policies, the convertible bond reserve has been increased by HK$192.0 million and the revenue reserve has been decreased by HK$24.4 million at 1st January 2005. The comparative amounts as at 31st December 2004 have not been restated.

2 CHANGES IN ACCOUNTING POLICIES (CONT'D)

2.6 Provisions

Upon adoption of HKAS 16, HKAS 37 "Provisions, contingent liabilities and contingent assets" and HKFRS-Int 1 "Changes in existing decommissioning, restoration and similar liabilities", there is in a change in accounting policy of provision for environmental restoration and its related asset. Any changes in the measurement of provision for environmental restoration are added to or deducted from its related assets. The periodic unwinding of the discounts of the provision is recognised in the profit and loss statement as a finance cost as it incurs.

In previous years, cost of the asset related to the provision for environmental restoration was not adjusted by the changes in the provision. As a result of the above change in accounting policies, the revenue reserve and minority interests have been decreased by HK$13.3 million and HK$18.6 million, respectively, at 31st December 2004.

2.7 Revenue recognition

Sales of properties are recognised when the risk and rewards of the property have been passed to the customers.

In previous years, when a development property is sold in advance of completion, sales are recognised over the course of the development and are computed as a proportion of the total estimated sales to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds. This accounting policy has been changed to conform with HK-Int 3 "Revenue — Pre-completion contracts for the sale of development properties" and the Group has elected to adopt the transitional provision and change the recognition policy in relation to sales of properties occurring on or after 1st January 2005.

2 CHANGES IN ACCOUNTING POLICIES (CONT'D)

2.8 Share-based payments

Upon adoption of HKFRS 2 "Share-based payments", there is a change in the accounting policy for share-based payments. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions.

In previous years, the grant of share options to employees was not recognised as an expense in the profit and loss statement. Since all the existing share options had vested on or before 1st January 2005, a prior year adjustment is not required.

3 SEGMENT INFORMATION

The Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the Group's internal financial reporting and operating activities, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, properties, debtors and prepayments and mainly exclude certain investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals and provisions. There are no sales or trading transactions between the business segments.

3 SEGMENT INFORMATION (CONT'D)

A summary of business segments is set out as follows:

	Properties *HK$'000*	Construction materials *HK$'000*	Others *HK$'000*	Total *HK$'000*
Six months ended 30th June 2005				
Turnover	157,116	539,572	23,139	719,827
Other revenues	3,039	7,421	12,729	23,189
Operating profit/(loss)	50,950	(10,244)	587,361	628,067
Finance costs				(20,667)
Share of profits less losses of				
Jointly controlled entities	20,531	7,945	—	28,476
Associated companies	—	1,492	—	1,492
Profit before taxation				637,368
Taxation				(5,127)
Profit for the period				632,241
Capital expenditure	1,653	24,465	—	26,118
Depreciation	1,304	36,440	—	37,744
Amortisation	17,767	19,307	—	37,074
Fair value (gain)/loss on other investments	—	(81)	154	73
As at 30th June 2005				
Segment assets	5,326,865	1,867,835	23,725	7,218,425
Jointly controlled entities	704,913	256,191	—	961,104
Associated companies	—	20,142	—	20,142
Unallocated assets				1,634,465
Total assets				9,834,136
Segment liabilities	609,993	598,798	6,927	1,215,718
Unallocated liabilities				3,386,617
Total liabilities				4,602,335

3 SEGMENT INFORMATION (CONT'D)

	Properties *HK$'000*	Construction materials *HK$'000*	Others *HK$'000*	Total *HK$'000*
Six months ended 30th June 2004				
Turnover	265,279	617,478	17,928	900,685
Other revenues	5,584	5,025	804	11,413
Operating profit/(loss)	24,854	3,861	(1,946)	26,769
Finance costs				(10,235)
Share of profits less losses of				
Jointly controlled entities	142,157	4,286	—	146,443
Associated companies	—	865	—	865
Profit before taxation				163,842
Taxation				(5,630)
Profit for the period				158,212
Capital expenditure	1,950	42,114	—	44,064
Depreciation	1,217	36,344	—	37,561
Amortisation	17,595	19,117	—	36,712
Fair value loss/(gain) on other investments	—	1,419	(7,408)	(5,989)
As at 31st December 2004				
Segment assets	5,051,008	1,802,417	26,445	6,879,870
Jointly controlled entities	241,496	248,243	—	489,739
Associated companies	—	18,650	—	18,650
Unallocated assets				930,747
Total assets				8,319,006
Segment liabilities	563,705	613,298	9,839	1,186,842
Unallocated liabilities				3,736,056
Total liabilities				4,922,898

3 SEGMENT INFORMATION (CONT'D)

A summary of geographical segments is set out as follows:

	Turnover *HK$'000*	Operating profit/(loss) *HK$'000*	Capital expenditure *HK$'000*	Total assets *HK$'000*
Six months ended 30th June 2005				**At 30th June 2005**
Hong Kong	**365,858**	**622,981**	**18,697**	**4,605,732**
Mainland China & Others	**353,969**	**5,086**	**7,421**	**5,228,404**
	719,827	**628,067**	**26,118**	**9,834,136**
Six months ended 30th June 2004				At 31st December 2004
Hong Kong	458,146	34,525	38,989	3,709,013
Mainland China & Others	442,539	(7,756)	5,075	4,609,993
	900,685	26,769	44,064	8,319,006

4 OPERATING PROFIT

	2005 HK$'000	2004 HK$'000
Operating profit is stated after crediting:		
Profit on disposal of property, plant and equipment	**180**	21
Fair value gain on other investments	**—**	5,989
Interest income	**9,379**	10,677
Dividend income from unlisted investments	**12,721**	—
Write back of stock provision	**1,332**	—
Fair value gain on investment properties	**1,742**	—
Negative goodwill arising from acquisition of a jointly controlled entity	**4,317**	—
Amortisation of negative goodwill	**—**	316
and after charging:		
Cost of inventories sold	**507,058**	554,566
Depreciation	**37,744**	37,561
Amortisation		
Leasehold land and land use rights	**20,786**	20,073
Quarry site development	**932**	871
Overburden removal costs	**7,796**	8,208
Quarry site improvements	**7,560**	7,560
Royalty	**2,792**	1,979
Operating lease rental for land and buildings	**13,327**	14,048
Fair value loss on other investments	**73**	—
Provision for other investments	**—**	11,000
Loss on disposal of listed investments	**—**	2,893

5 TAXATION

	2005 HK$'000	2004 HK$'000
Current taxation		
Hong Kong profits tax	**4,853**	4,526
Overseas taxation	**304**	1,518
Deferred taxation	**(30)**	(414)
	5,127	5,630

5 TAXATION (CONT'D)

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation of associated companies and jointly controlled entities for the six months ended 30th June 2005 are HK$184,000 (2004: HK$443,000) and HK$4,425,000 (2004: HK$31,381,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

6 INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim cash dividend of 1 HK cent per share (2004: scrip dividend with a cash option of 2 HK cents per share), totalling HK$23,491,000 (2004: HK$40,195,000) for the six months ended 30th June 2005 to shareholders whose names appear on the register and branch register of members of the Company at the close of business on 21st October 2005. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

The Board of Directors has also declared a special interim dividend for the six months ended 30th June 2005 to be effected by way of distribution in specie of the shares of K. Wah Construction Materials Limited ("KWCM") to the shareholders of the Company whose names appear on the register and branch register of members of the Company at the close of business on 21st October 2005, on the basis of one KWCM share for every ten shares of the Company then held.

The aggregate market value of the KWCM shares to be distributed under the distribution as at the date of the announcement dated 14th September 2005 is HK$1,268,519,000, which equates to a dividend of approximately HK$0.54 per share before distribution. The actual amount of dividends to be booked to the accounts of the Company will be determined based on the closing price of the KWCM shares as at the date of posting the share certificates of the distribution shares.

7 EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the period is based on the following:

	2005 HK$'000	2004 HK$'000
Profit for calculation of basic earnings per share	**631,585**	155,637
Effect of dilutive potential ordinary shares		
Interest on convertible bonds, net of tax	**6,907**	891
Unamortised issue costs for convertible bonds, net of tax	**—**	(12,813)
Profit for calculation of diluted earnings per share	**638,492**	143,715

	2005 Number of shares	2004 Number of shares
Weighted average number of shares for calculating basic earnings per share	**2,261,175,000**	1,980,970,000
Effect of dilutive potential ordinary shares		
Convertible bonds	**140,370,000**	145,626,000
Share options	**19,378,000**	20,062,000
Weighted average number of shares for calculating diluted earnings per share	**2,420,923,000**	2,146,658,000

8 CAPITAL EXPENDITURE

For the six months ended 30th June 2005, the Group incurred HK$26 million (2004: HK$40 million) on property, plant and equipment and HK$0.5 million (2004: HK$4 million) on deferred expenditure. The Group has disposed of HK$1 million (2004: HK$4 million) of property, plant and equipment.

9 OTHER NON-CURRENT ASSETS

	30th June 2005 HK$'000	31st December 2004 HK$'000
Deferred expenditure		
Overburden removal costs	**92,129**	99,679
Quarry site development	**13,224**	14,073
Issue costs for convertible bonds	**—**	13,896
	105,353	127,648
Quarry site improvements	**128,490**	136,050
Deferred receivable	**6,265**	6,706
Mortgage loans	**10,998**	18,168
	251,106	288,572

10 DEBTORS AND PREPAYMENTS

	30th June 2005 HK$'000	31st December 2004 HK$'000
Trade debtors	**491,783**	471,934
Other receivables	**130,063**	130,293
Prepayments	**64,542**	63,133
Amounts due from jointly controlled entities	**191,224**	155,237
Amount due from a minority shareholder	**1,948**	—
	879,560	820,597

The Group has established credit policies which follow local industry standard. The average normal credit period ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

10 DEBTORS AND PREPAYMENTS (CONT'D)

The aging analysis of the Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2005	31st December 2004
	HK$'000	*HK$'000*
Within one month	**97,523**	135,270
Two to three months	**141,721**	157,988
Four to six months	**81,028**	89,423
Over six months	**171,511**	89,253
	491,783	471,934

11 CREDITORS AND ACCRUALS

	30th June 2005	31st December 2004
	HK$'000	*HK$'000*
Trade creditors	**276,068**	300,403
Other creditors	**73,823**	79,849
Accrued operating expenses	**112,154**	88,403
Deposits received	**51,851**	28,872
Amounts due to jointly controlled entities	**243,507**	204,500
Amounts due to minority shareholders	**294,968**	303,942
	1,052,371	1,005,969

11 CREDITORS AND ACCRUALS (CONT'D)

The aging analysis of the Group's trade creditors based on the date of the invoices is as follows:

	30th June 2005 *HK$'000*	31st December 2004 *HK$'000*
Within one month	**142,457**	186,800
Two to three months	**58,156**	63,237
Four to six months	**32,424**	26,502
Over six months	**43,031**	23,864
	276,068	300,403

12 SHARE CAPITAL

	2005 Ordinary Shares of HK$0.10 each	***HK$'000***	2004 Ordinary Shares of HK$0.10 each	*HK$'000*
Authorised				
At 1st January	**5,000,000,000**	**500,000**	3,888,000,000	388,800
Increase during the period	**—**	**—**	1,112,000,000	111,200
At 30th June	**5,000,000,000**	**500,000**	5,000,000,000	500,000
Issued and fully paid				
At 1st January	**2,015,644,738**	**201,564**	1,977,968,748	197,797
Exercise of share options *(note (a))*	**2,968,000**	**297**	4,581,000	458
Conversion of convertible bonds *(note (b))*	**315,671,092**	**31,567**	—	—
At 30th June	**2,334,283,830**	**233,428**	1,982,549,748	198,255

12 SHARE CAPITAL (CONT'D)

(a) The Company operates a share option scheme under which options to subscribe for shares in the Company are granted to selected executives. During the period, no new options were granted (2004: nil) and options to subscribe for 2,968,000 shares (2004: 4,581,000 shares) were exercised. At 30th June 2005, outstanding options granted under the scheme are as follows:

Exercise period	Exercise price per share *HK$*	Number of share options 30th June 2005	31st December 2004
20th May 1999 to 19th May 2008	0.5586	**3,613,000**	3,728,000
30th December 2000 to 29th December 2009	0.3600	**5,040,000**	5,490,000
1st March 2004 to 28th February 2013	0.7200	**11,210,000**	12,613,000
30th December 2003 to 29th December 2013	1.3000	**5,000,000**	6,000,000
		24,863,000	27,831,000

(b) During the period, convertible bonds (note 13(a)) with face value of HK$710.3 million were converted into 315.7 million ordinary shares of the Company, of which HK$31.6 million was credited to share capital and the balance to the share premium account.

13 BORROWINGS

	30th June 2005 HK$'000	31st December 2004 HK$'000
Long term bank loans		
Secured	**2,050,598**	1,874,622
Unsecured	**450,850**	744,736
	2,501,448	2,619,358
Convertible bonds *(note (a))*	**117,223**	864,260
Loans from minority shareholders	**98,015**	98,015
	2,716,686	3,581,633
Short term bank loans		
Secured	**157,400**	—
Unsecured	**383,802**	36,133
	3,257,888	3,617,766
Current portion included in current liabilities	**(1,612,772)**	(844,542)
	1,645,116	2,773,224

(a) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company, at an initial conversion price of HK$2.25 per share, subject to adjustment, on or after 23rd April 2004 up to 8th March 2009. The bonds are redeemable at 91.49% of their principal amount on 23rd March 2009 according to relevant terms and conditions of the bonds.

Until 31st December 2004, the convertible bonds were carried at face value. Upon adoption of HKAS 39 on 1st January 2005, the values attributed to the liability component and option component were determined on issue of the bonds. The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible bond. The residual value on issue, representing the value of the conversion option component, is recognised separately as convertible bond reserve under equity. As at 30 June 2005, the convertible bonds remaining not yet converted were carried at amortised cost.

14 COMMITMENTS

	30th June 2005 HK$'000	31st December 2004 HK$'000
Contracted but not provided for		
Commitments in respect of property developments	**1,055,389**	969,302
Commitments in respect of capital expenditure	**45,471**	75,198

In addition to the above, the Group has entered into an agreement dated 14th March 2005 for the acquisition of Galaxy Casino, S.A. (note 16).

15 BUSINESS COMBINATIONS

In April 2005, the Group acquired a jointly controlled entity for property development and investment in Shanghai of which the Group holds a 41.5% interest. The net assets acquired and negative goodwill arising are as follows:

	HK$'000
Cash consideration	438,567
Fair value of net assets acquired	442,884
Negative goodwill	(4,317)

In May 2005, the Group acquired 51% equity interest in a subsidiary carrying on construction materials business. Details of net assets acquired and goodwill arising are as follows:

	HK$'000
Cash consideration	17,000
Fair value of net assets acquired	383
Goodwill	16,617

15 BUSINESS COMBINATIONS (CONT'D)

The goodwill is attributable to the future profit prospects of the acquired business. The assets and liabilities arising from the acquisition of the subsidiary are as follows:

	Fair value *HK$'000*	Acquiree's carrying amount *HK$'000*
Plant and equipment	166	166
Other receivables	314	314
Prepayments and deposits	133	133
Cash and bank balances	310	310
Other payables	(172)	(172)
Net assets	751	751
Minority interests	(368)	
Net assets acquired	383	

16 POST BALANCE SHEET EVENT

On 22nd July 2005, the Group completed the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. at an aggregate consideration of HK$18,405 million. The consideration was satisfied by the issue of 1,840,519,798 new shares of a subsidiary, K Wah Construction Materials Limited ("KWCM"), unsecured fixed rate notes and cash. Following the completion of the acquisition, the Group's interest in KWCM was diluted from 59.1% to 25.9% and therefore constituted a deemed disposal by the Group of its interest in KWCM. As a result, KWCM ceased to be a subsidiary and became an associated company of the Group. Details of the acquisition are set out in the circular of the Company dated 30th June 2005.

To the Board of Directors of K. Wah International Holdings Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial information set out on pages 5 to 30.

Respective responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

It is our responsibilities to form an independent conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2005.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 14th September 2005

(I) REVIEW AND OUTLOOK

The profit attributable to shareholders for the first half of 2005 was HK$631,585,000, an increase of 306% as compared to HK$155,637,000 for the same period last year.

Adoption of new and revised Financial Reporting Standards

This is the first half year's financial report of the Group following the adopting of the new Hong Kong Financial Reporting Standards effective 1st January 2005. The changes in accounting policies do not have any material effect on the financial statements under review other than certain presentation changes with the comparative figures being realigned.

The changes, however, could have certain impact on the Group's future operations. The main impact on the future financial statements is that revenue recognition for development properties will be recognised when the development is completed and sold instead of based on the stage of completion.

Acquisition of Galaxy by KWCM

On 22nd July 2005, the acquisition (the "Acquisition") of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy") at a consideration of HK$18,405,198,023 by Canton Treasure Group Ltd., a wholly-owned subsidiary of K. Wah Constructions Materials Limited ("KWCM") pursuant to a conditional acquisition agreement dated 14th March 2005 as amended by two supplementary agreements dated 1st April 2005 and 31st May 2005, was completed.

The Acquisition constituted a connected transaction, deemed very substantial disposal and very substantial acquisition for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and was duly approved by the independent shareholders of the Company at the special general meeting duly convened and held on 19th July 2005.

Further details of the Acquisition were included in the circular of the Company dated 30th June 2005 issued to its shareholders.

Upon completion of the Acquisition, KWCM ceased to be a subsidiary and became an 25.9% associated company.

Following the special interim dividend payment by way of one KWCM share for every ten shares of the Company held by the shareholders, the Group's shareholding in KWCM will further be diluted from existing 25.9% to 18.8%. KWCM will cease to be an associated company of the Group and become a long term investment as "available-for-sale financial asset".

Operating results

The Group's profit attributable to shareholders increased by 306% to HK$631,585,000. The big jump in profit attributable to shareholders was mainly due to the profit amounting to HK$577 million arising from the deemed disposal of shares in KWCM by the Group in a top-up placement of shares by KWCM. As a consequence of the placement, the Group's attributable share in KWCM's net assets increased by the said amount of HK$577 million, despite the fact that its shareholding in KWCM was diluted.

Following the completion of the Acquisition when KWCM issued 1,840,519,798 new KWCM shares at the agreed price of HK$8.00 each to the vendors, there will have another deemed profit of the amount close to HK$3 billion arising from a further dilution of the Group's shareholding in KWCM to 25.9%. This sum will be recorded in the books of accounts of the Group in the latter part of the year.

Development properties in Shanghai

During the period, phase I of the Shanghai Westwood, a luxurious condominium residential project in the Da Ning International Community within the inner ring area of Shanghai commenced its pre-completion marketing launch in May this year. There are a total number of 632 units available for pre-sale. The market response so far was modest. This is due to the Central Government and the Shanghai Municipal Government having issued various measures since last year to cool down the soaring property prices. Most of the potential home buyers have adopted a "wait and see" attitude. However, the soft market conditions in the real estate sector helps speeding up the pace of the demolition for our development property projects in Shanghai.

With the continuing strong economic and income growth in the Mainland and the unabated desire and enthusiasm for the urban households to buy their own homes to improve their living standards, the long term prospect for real estate is still promising. We believe that the project will bear good results at the end. This is particularly so because most of our property development projects were acquired in the latter part of 2001 or early part of 2002 when the property prices in Shanghai were just beginning to rise.

Overall, the Group's property development projects and investment property projects in Shanghai were progressing well. The Shanghai K. Wah Centre, our Grade A office building situated on the Huaihaizhong Road in the Xuhui District, was completed in the first quarter of 2005 and has an over 95% occupancy. With multi-national corporation tenants profile and satisfactory rental rates being achieved, this investment property will contribute a strong steady rental income to the Group.

Development properties in Hong Kong

The development for Tung Lo Wan Hill Road and Johnston Road were progressing well in accordance with schedule. The former project is expected to launch its pre-sale marketing campaign in the late 2005 or early 2006 whereas the latter project will start its pre-sale in early 2006. We are expecting that the two projects would bring handsome profits to the Group based on the present market conditions in Hong Kong.

Construction Materials Division

The market condition for construction material business remained soft in the first half of the year though encouraging signs of gradual improvements are developing. Turnover for the period for the construction materials division was similar to that of last year while the profit attributable to shareholders increased by approximately 23% over last year.

(II) REVIEW OF FINANCE

Financial position

The financial position of the Group remains strong. At 30th June 2005, the equity increased by 54% to HK$5,232 million from HK$3,396 million at 31st December 2004.

The number of the issued shares of the Company increased through the exercise of the convertible bonds and share options during the period. The dilution effect, however, was offset by the profits recognised for the period.

Liquidity and gearing ratio

Cash and bank balances less short term loans at 30th June 2005 stood at HK$939 million and the gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 20%.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

Treasury policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollars. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilised when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation.

The Group has not engaged in the use of derivative products.

Charges on Group assets

Investment properties and land and buildings with carrying values of HK$135 million (31st December 2004: HK$261 million) and HK$256 million (31st December 2004: HK$259 million restated) respectively were pledged to banks to secure the Group's borrowing facilities.

Contingent liabilities

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,772 million (31st December 2004: HK$3,844 million), of which HK$2,204 million (31st December 2004: HK$1,904 million), have been utilised.

The Company has executed guarantees in favour of convertible bondholders in respect of convertible bonds issued by a subsidiary amounting to HK$154 million (31st December 2004: HK$864 million).

The Company has executed a guarantee in favour of the Hong Kong Government in respect of the performance by a subsidiary's obligation under a contract with the Hong Kong Government.

Employees and remuneration policy

As at 30th June 2005, the Group, excluding associated companies and jointly controlled entities, had over 2,400 employees in Hong Kong and the Mainland (2004: 2,268). Employee costs, excluding Directors' emoluments, amounted to HK$122 million for the period under review (2004: HK$104 million).

The Group recruits and promotes individuals based on merit and their development potential and ensures that remuneration packages are competitive. Following approval by the shareholders in 1989, the Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in the Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

DIRECTORS' INTERESTS IN SECURITIES

At 30th June 2005, the interests of each director of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO")), K. Wah Construction Materials Limited ("KWCM"), and the details of any right to subscribe for shares in the Company and KWCM and of the exercise of such rights as recorded in the register required to be kept by the Company under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Ordinary Shares of the Company

	Number of Shares					
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate % of Issued Share Capital
Lui Che Woo	268,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,302,917,136	55.82
Francis Lui Yiu Tung	391,164	—	—	1,257,389,151[3]	1,257,780,315	53.88
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151[3]	1,262,028,317	54.06
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	278,977	—	—	—	278,977	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Robert George Nield	—	—	—	—	—	—

(b) Underlying Shares — Share Options of the Company

Share options, which are unlisted and physically settled, to subscribe for ordinary shares in the Company were beneficially held by certain directors of the Company. Details are set out in the section headed "Information on Share Option Schemes" below.

DIRECTORS' INTERESTS IN SECURITIES (CONT'D)

(c) Ordinary Shares of KWCM

	Number of Shares					Approximate %
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	of Issued Share Capital
Lui Che Woo	13,385,831	1,468,496[1]	76,880,265[4]	2,068,288,784[3]	2,160,023,376	149.60
Francis Lui Yiu Tung	4,472,980	—	436,753,661[5]	2,068,288,784[3]	2,509,515,425	173.81
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	4,801,906	—	—	2,068,288,784[3]	2,073,090,690	143.58
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	65,306	—	—	—	65,306	0.00
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Robert George Nield	—	—	—	—	—	—

(d) Underlying Shares — Share Options of KWCM

Share options, which are unlisted and physically settled, to subscribe for ordinary shares in KWCM were beneficially held by certain directors of the Company. Details are set out in the section headed "Information on Share Option Schemes" below.

Notes:

(1) Dr. Lui Che Woo was deemed to be interested in 7,130,234 shares in the Company and 1,468,496 shares in KWCM respectively through the interests of his spouse.

(2) 35,075,725 shares and 3,054,012 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui Che Woo.

(3) 1,257,389,151 shares in the Company representing more than one-third of its issued share capital were held by the discretionary family trusts established by Dr. Lui Che Woo as founder.

City Lion Profits Corp. which is wholly-owned by a discretionary family trust established by Dr. Lui Che Woo as founder was interested in 1,160,449,206 shares in KWCM issued on 22nd July 2005 upon the completion of the acquisition by a subsidiary of KWCM of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. (the "Completion"). The Company was interested in 852,775,351 shares in KWCM representing about 59.06% of its issued share capital held by a wholly-owned subsidiary of the Company.

DIRECTORS' INTERESTS IN SECURITIES (CONT'D)

Notes: (Cont'd)

Further, the Company was deemed to be interested in 51,118,000 shares in KWCM. In addition, one of the said discretionary trusts was interested in 3,946,227 shares in KWCM.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, were deemed to be interested in those shares in the Company and those shares in KWCM held by the trusts and in those shares in KWCM in which the Company was interested as aforesaid.

(4) 76,880,265 shares in KWCM were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

(5) 111,138,039 shares in KWCM were issued on 22nd July 2005 upon Completion to Recurrent Profits Limited, which was controlled by Mr. Francis Lui Yiu Tung. 231,615,731 shares and 93,999,891 shares in KWCM were respectively to be interested by Top Notch Opportunities Limited and Kentlake International Investments Limited upon Completion for the purpose of the SFO, both of which were controlled by Mr. Francis Lui Yiu Tung.

(6) All personal interests stated above were held by the respective directors of the Company in the capacity of beneficial owners.

All the interests stated above represent long positions.

In addition, Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were deemed to be interested in the issued share capital of every other subsidiary, jointly controlled entity and associated company of the Company and KWCM.

Save as disclosed above, as at 30th June 2005, none of the directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th June 2005, the interests of every person or entity (other than a director or chief executive of the Company) in the shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Ordinary Shares (Long Position)	Approximate % of Issued Share Capital
HSBC International Trustee Limited	1,257,579,151[1]	53.87
Marapro Co., Ltd.	190,228,080[2]	8.15
Symmetry Co., Ltd.	190,228,080[2]	8.15
Polymate Co., Ltd.	190,228,080[3]	8.15
Moore Michael William	253,584,104[4]	10.86
Penta Investment Advisers Ltd.	253,584,104[4]	10.86
Zwaanstra John	253,584,104[4]	10.86

Notes:

(1) HSBC International Trustee Limited was the trustee of discretionary trusts which held 1,257,579,151 shares in the Company.

(2) Marapro Co., Ltd. was a beneficiary and Symmetry Co., Ltd. was a trustee of a trust which was interested in 190,228,080 shares in the Company.

(3) Polymate Co., Ltd. was the ultimate holding company of companies interested in 190,228,080 shares in the Company.

(4) Penta Investment Advisers Ltd. was interested in 253,584,104 shares in the Company in the capacity of investment manager. Moore Michael William and Zwaanstra John each controlled more than one-third of the issued share capital of Penta Investment Advisers Ltd.

There was duplication of interests of:

(i) 1,257,389,151 shares in the Company among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These shares were also interested by HSBC International Trustee Limited and of these shares, 190,228,080 shares in the Company were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.;

(ii) 2,068,288,784 shares in KWCM among Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu; and

(iii) 253,584,104 shares in the Company among Moore Michael William, Penta Investment Advisers Ltd. and Zwaanstra John.

Save as disclosed above, as at 30th June 2005, no other interests or short positions in the shares or underlying shares of the Company were recorded in the above register.

INFORMATION ON SHARE OPTION SCHEMES

(a) The Company

At 30th June 2005, the particulars of the options held by each of the directors of the Company, the employees of the Group (other than directors of the Company) and other participants granted under the Share Option Scheme of the Company or under any other share option schemes of the Company were as follows:

		Number of Options				
Holders	Date of grant	Held at 1st January 2005	Exercised during the period	Held at 30th June 2005	Exercise Price per share *(HK$)*	Exercise period
Lui Che Woo	20th May 1998	1,500,000	—	1,500,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,350,000	—	1,350,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	—	2,000,000	0.7200	1st Mar 2004 – 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	1,000,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,200,000	—	1,200,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,868,000	—	1,868,000	0.7200	1st Mar 2004 – 28th Feb 2013
Lennon Lun Tsan Kau	30th Dec 1999	500,000	—	500,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,054,000	—	1,054,000	0.7200	1st Mar 2004 – 28th Feb 2013
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	600,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	870,000	—	870,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,269,000	—	1,269,000	0.7200	1st Mar 2004 – 28th Feb 2013
David Akers-Jones	28th Feb 2003	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Michael Leung Man Kin	28th Feb 2003	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013

INFORMATION ON SHARE OPTION SCHEMES (CONT'D)

(a) The Company (Cont'd)

		Number of Options				
Holders	**Date of grant**	**Held at 1st January 2005**	**Exercised during the period**	**Held at 30th June 2005**	**Exercise Price per share** *(HK$)*	**Exercise period**
Philip Wong Kin Hang	28th Feb 2003	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Leo Lee Tung Hai	28th Feb 2003	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Robin Chan Yau Hing	28th Feb 2003	150,000	—	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	300,000	0.7200	1st Mar 2004 – 28th Feb 2013
Robert George Nield	—	—	—	—	—	—
Employees (in aggregate)	20th May 1998	628,000	115,000[(a)]	513,000	0.5586	20th May 1999 – 19th May 2008
	30th Dec 1999	1,570,000	450,000[(b)]	1,120,000	0.3600	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	4,550,000	1,031,000[(c)]	3,519,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	3,000,000	1,000,000[(d)]	2,000,000	1.3000	30th Dec 2003 – 29th Dec 2013
Others	28th Feb 2003	522,000*	372,000[(c)]	150,000	0.7200	1st Mar 2004 – 28th Feb 2013
	29th Dec 2003	3,000,000	—	3,000,000	1.3000	30th Dec 2003 – 29th Dec 2013

* after reclassification of share options held by Dr. Alex Wu Shu Chih under "Directors" to "Others" following his pass-away on 9th January 2005.

Notes:

(a) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$3.05.

(b) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$2.99.

(c) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$2.98.

(d) The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the period was HK$2.43.

INFORMATION ON SHARE OPTION SCHEMES (CONT'D)

(a) The Company (Cont'd)

Except for the options granted on 29th December 2003 which were fully vested at the date of grant, all the other options referred to above are subject to a one-year vesting period.

No options were granted, cancelled or lapsed during the period for the six months ended 30th June 2005.

(b) KWCM

At 30th June 2005, the particulars of the options held by each of the directors of the Company and the employees of the KWCM Group and other participants granted under the Share Option Scheme of KWCM or under any other share option schemes of KWCM were as follows:

		Number of Options				
Holders	**Date of grant**	**Held at 1st January 2005**	**Exercised during the period**	**Held at 30th June 2005**	**Exercise Price per share** *(HK$)*	**Exercise period**
Lui Che Woo	20th May 1998	1,500,000	—	1,500,000	0.5333	20th May 1999 - 19th May 2008
	30th Dec 1999	1,800,000	—	1,800,000	0.5216	30th Dec 2000 - 29th Dec 2009
	28th Feb 2003	2,000,000	—	2,000,000	0.5140	1st Mar 2004 - 28th Feb 2013
Francis Lui Yiu Tung	20th May 1998	1,000,000	—	1,000,000	0.5333	20th May 1999 - 19th May 2008
	30th Dec 1999	1,600,000	—	1,600,000	0.5216	30th Dec 2000 - 29th Dec 2009
	28th Feb 2003	1,870,000	—	1,870,000	0.5140	1st Mar 2004 - 28th Feb 2013
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20th May 1998	600,000	—	600,000	0.5333	20th May 1999 - 19th May 2008
	30th Dec 1999	1,070,000	—	1,070,000	0.5216	30th Dec 2000 - 29th Dec 2009
	28th Feb 2003	1,270,000	—	1,270,000	0.5140	1st Mar 2004 - 28th Feb 2013

INFORMATION ON SHARE OPTION SCHEMES (CONT'D)

(b) KWCM (Cont'd)

Holders	Date of grant	Number of Options			Exercise Price per share (HK$)	Exercise period
		Held at 1st January 2005	Exercised during the period	Held at 30th June 2005		
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	20th May 1998	300,000	—	300,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	—	1,070,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	—	—	—	—	—	—
Charles Cheung Wai Bun	28th Feb 2003	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
Robert George Nield	—	—	—	—	—	—
Employees of the KWCM Group (in aggregate)	20th May 1998	1,602,000	470,000(e)	1,132,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,374,000	416,000(f)	958,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,386,000	504,000(g)	1,882,000	0.5140	1st Mar 2004 – 28th Feb 2013
Others	28th Feb 2003	300,000	—	300,000	0.5140	1st Mar 2004 – 28th Feb 2013

Notes:

(e) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the period was HK$7.48.

(f) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the period was HK$9.35.

(g) The weighted average closing price of KWCM's shares immediately before the dates on which the options were exercised during the period was HK$6.58.

All options referred to above are subject to a one-year vesting period.

No options were granted, cancelled or lapsed during the period for the six months ended 30th June 2005.

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or bonds during the six months ended 30th June 2005. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares and bonds during the period.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim financial information for the six months ended 30th June 2005 was reviewed by the Audit Committee of the Company.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the Directors of the Company (the "Code"). The Company, having made specific enquiry of all the Directors of the Company, confirms that its Directors had complied with the required standard as set out in the Code during the six months ended 30th June 2005.

CORPORATE GOVERNANCE

The Company has, during the six months ended 30th June 2005, complied with the code provisions (with the exception of Code Provision C.2 on internal controls) set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules except for the following deviations:

(a) Code Provision A.4.2

The Chairman of the Board and the Managing Director are not subject to retirement by rotation. A special resolution will be proposed to amend the Bye-laws of the Company at the annual general meeting to be held in 2006 so that every Director (including the Chairman of the Board and the Managing Director) shall be subject to retirement by rotation at least once every three years.

(b) Code Provision A.5.4

Written guidelines in respect of the dealings by relevant employees in the securities of the Company were established by the Company on 17th August 2005.

CORPORATE GOVERNANCE (CONT'D)

(c) Code Provision B.1.1

The Company is in the process of establishing a Remuneration Committee with appropriate composition and terms of reference.

(d) Code Provision C.3.3

On 14th September 2005, the terms of reference of the Audit Committee of the Company were revised to include the duties set out in this Code Provision.

(e) Code Provision E.1.2

The Chairman did not attend the annual general meeting of the Company held on 28th April 2005. The Directors present elected Mr. Francis Lui Yiu Tung, the Managing Director, to chair the meeting in accordance with the Bye-laws of the Company.

CLOSE OF REGISTERS

The register and branch register of members of the Company will be closed from 14th October 2005 to 21st October 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim cash dividend and special interim dividend, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 13th October 2005.

By Order of the Board
Seaman Kwok Siu Man
Company Secretary

Hong Kong, 14th September 2005

企業管治(續)

(丙) 第B.1.1條守則條文

本公司現正進行設立由適當人選組成之薪酬委員會及權責範圍。

(丁) 第C.3.3條守則條文

於二零零五年九月十四日，本公司修訂審核委員會之權責範圍，以載入該守則條文所載之職責。

(戊) 第E.1.2條守則條文

主席並無出席於二零零五年四月二十八日本公司之股東週年大會。根據本公司之公司細則，由出席會議之董事推選董事總經理呂耀東先生主持該會議。

暫停辦理登記手續

本公司將於二零零五年十月十四日至二零零五年十月二十一日(首尾兩天包括在內)暫停辦理股東名冊及分冊的股份過戶登記手續。股東如欲確保收取中期現金股息及特別中期股息，一切填妥之過戶文件連同有關之股票須於二零零五年十月十三日下午四時前送達香港灣仔皇后大道東183號合和中心17樓1712－1716室本公司於香港之股份過戶登記分處香港中央證券登記有限公司完成辦理過戶登記手續。

承董事會命
公司秘書
郭兆文

香港，二零零五年九月十四日

45 其他資料

上市證券之買賣

本公司於截至二零零五年六月三十日止之六個月，並無贖回任何其股份或債券。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份及債券。

審核委員會

本集團截至二零零五年六月三十日止之六個月之中期財務資料，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由本公司之審核委員會審閱。

董事進行證券交易之行為守則

本公司已採納載於上市規則附錄十之上市發行人董事進行證券交易的標準守則，作為本公司董事進行證券交易之行為守則(「守則」)。經向本公司全體董事作出詳細查詢後，本公司確認於截至二零零五年六月三十日止六個月期間內，彼等均已遵守守則所規定之標準。

企業管治

本公司於截至二零零五年六月三十日止之六個月均一直遵守上市規則附錄十四所載之企業管治常規守則之守則條文規定(第 C.2 條守則條文內部監控除外)，惟有下列偏離：

(甲) 第 A.4.2 條守則條文

董事會主席及董事總經理毋須輪值告退。本公司將於二零零六年舉行之股東週年大會上提呈一項特別決議案，以修訂本公司的公司細則，使每位董事(包括董事會主席及董事總經理)均須最少每三年輪值告退一次。

(乙) 第 A.5.4 條守則條文

本公司已於二零零五年八月十七日就有關僱員買賣本公司證券事宜設定書面指引。

認股權計劃資料（續）

（乙） 嘉華建材（續）

持有人	授出日期	認股權數目 於二零零五年一月一日持有	於期內行使	於二零零五年六月三十日持有	每股行使價（港元）	行使期
鍾逸傑	—	—	—	—	—	—
梁文建	一九九八年五月二十日	300,000	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	—	—	—	—	—	—
張惠彬	二零零三年二月二十八日	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—	—	—	—
嘉華建材集團之僱員（合共）	一九九八年五月二十日	1,602,000	470,000(e)	1,132,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,374,000	416,000(f)	958,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,386,000	504,000(g)	1,882,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他	二零零三年二月二十八日	300,000	—	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

附註：

(e) 於期內認股權行使日期前一天嘉華建材股份之加權平均收市價每股為港幣7.48元。

(f) 於期內認股權行使日期前一天嘉華建材股份之加權平均收市價每股為港幣9.35元。

(g) 於期內認股權行使日期前一天嘉華建材股份之加權平均收市價每股為港幣6.58元。

上文所述之所有認股權，須受一年持有期限制。

於截至二零零五年六月三十日止六個月期間內，並無任何認股權被授出或註銷或失效。

認股權計劃資料(續)

(甲) 本公司(續)

除於二零零三年十二月二十九日授出之認股權可於授出日期行使所有認股權外，上文所述之所有其他認股權，須受一年持有期限制。

於截至二零零五年六月三十日止六個月期間內，並無任何認股權被授出或註銷或失效。

(乙) 嘉華建材

於二零零五年六月三十日，根據嘉華建材之認股權計劃或根據嘉華建材之其他認股權計劃授出並由本公司每位董事及嘉華建材集團僱員及其他參予人持有之認股權之詳情載列如下：

		認股權數目				
持有人	授出日期	於二零零五年一月一日持有	於期內行使	於二零零五年六月三十日持有	每股行使價(港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	—	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,270,000	—	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

認股權計劃資料(續)

(甲) 本公司(續)

持有人	授出日期	認股權數目 於二零零五年一月一日持有	於期內行使	於二零零五年六月三十日持有	每股行使價(港元)	行使期
黃乾亨	二零零三年二月二十八日	300.000	—	300.000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	二零零三年二月二十八日	150.000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	二零零三年二月二十八日	150,000	—	150.000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—	—	—	—
僱員(合共)	一九九八年五月二十日	628,000	115,000(a)	513,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,570,000	450.000(b)	1.120.000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	4,550,000	1,031,000(c)	3.519,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	3,000,000	1.000.000(d)	2,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
其他	二零零三年二月二十八日	522,000*	372,000(c)	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	3.000,000	—	3,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日

* 吳樹熾博士於二零零五年一月九日辭世後，其所持之認股權由「董事」重新分類為「其他」。

附註：

(a) 於期內認股權行使日期前一天本公司股份之加權平均收市價每股為港幣3.05元。

(b) 於期內認股權行使日期前一天本公司股份之加權平均收市價每股為港幣2.99元。

(c) 於期內認股權行使日期前一天本公司股份之加權平均收市價每股為港幣2.98元。

(d) 於期內認股權行使日期前一天本公司股份之加權平均收市價每股為港幣2.43元。

認股權計劃資料

(甲) 本公司

於二零零五年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出並由本公司每位董事、本集團僱員(本公司之董事除外)及其他參予人持有之認股權之詳情載列如下：

		認股權數目				
持有人	授出日期	於二零零五年一月一日持有	於期內行使	於二零零五年六月三十日持有	每股行使價 (港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	—	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	—	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	—	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	—	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	—	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	—	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	一九九九年十二月三十日	500,000	—	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,054,000	—	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	—	—	—	—	—	—
羅志聰	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	—	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	—	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	二零零三年二月二十八日	150,000	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	二零零三年二月二十八日	300,000	—	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

主要股東於證券之權益

於二零零五年六月三十日，根據證券及期貨條例第三百三十六條載於本公司須備存的登記冊內，持有本公司股份權益之每位人士或實體（而該等人士或實體並非本公司董事或行政總裁），分列如下：

名稱	普通股數目（好倉）	佔已發行股本之概約百分率
HSBC International Trustee Limited	1,257,579,151(1)	53.87
Marapro Co., Ltd.	190,228,080(2)	8.15
Symmetry Co., Ltd.	190,228,080(2)	8.15
Polymate Co., Ltd.	190,228,080(3)	8.15
Moore Michael William	253,584,104(4)	10.86
Penta Investment Advisers Ltd.	253,584,104(4)	10.86
Zwaanstra John	253,584,104(4)	10.86

附註：

(1) HSBC International Trustee Limited 為持有1,257,579,151股本公司股份的全權信託的信託人。

(2) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一項信託的受益人及信託人，而該信託擁有190,228,080股本公司股份的權益。

(3) Polymate Co., Ltd. 為持有190,228,080股本公司股份權益的公司的最終控股公司。

(4) Penta Investment Advisers Ltd. 以投資經理的身份擁有253,584,104股本公司股份的權益。Moore Michael William 及 Zwaanstra John 各自控制 Penta Investment Advisers Ltd. 已發行股本三分之一以上。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有的1,257,389,151股本公司股份。HSBC International Trustee Limited 亦於該等股份中擁有權益，於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 對其中的190,228,080股本公司股份同時擁有權益；

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有的2,068,288,784股嘉華建材股份；及

(iii) Moore Michael William、Penta Investment Advisers Ltd. 及 Zwaanstra John 擁有的253,584,104股本公司股份。

除上文所披露者外，於二零零五年六月三十日，概無任何其他本公司的股份或相關股份之權益或淡倉載於上述登記冊內。

董事於證券之權益(續)

附註：(續)

本公司亦被視為擁有51,118,000股嘉華建材股份的權益。此外，其中一項上述全權信託擁有3,946,227股嘉華建材股份的權益。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託的直接或間接可能受益人，因此被視為擁有該等信託所持有該等本公司及嘉華建材之股份，以及本公司所持有上述嘉華建材股份的權益。

(4) Best Chance Investments Ltd. 持有76,880,265股嘉華建材股份，該公司由呂志和博士控制。

(5) 於二零零五年七月二十二日完成時，Recurrent Profits Limited 將會獲發行111,138,039股嘉華建材股份，該公司由呂耀東先生控制。就證券及期貨條例而言，Top Notch Opportunities Limited 及 Kentlake International Investments Limited 於完成時分別擁有231,615,731股及93,999,891股嘉華建材股份之權益，該兩間公司均由呂耀東先生控制。

(6) 上述所有個人權益均為本公司各董事以實益擁有人的身份持有。

上述所有權益均為好倉。

此外，呂志和博士、呂耀東先生及鄧呂慧瑜女士被視作於本公司及嘉華建材的其他所有附屬公司、共同控制實體及聯營公司的已發行股本中擁有權益。

除上文所披露者外，於二零零五年六月三十日，本公司董事概無於本公司或任何其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債券中擁有權益或淡倉。

董事於證券之權益(續)

(丙) 嘉華建材之普通股股份

	股份數目					
董事名稱	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之概約百分率
呂志和	13,385,831	1,468,496[1]	76,880,265[4]	2,068,288,784[3]	2,160,023,376	149.60
呂耀東	4,472,980	—	436,753,661[5]	2,068,288,784[3]	2,509,515,425	173.81
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	4,801,906	—	—	2,068,288,784[3]	2,073,090,690	143.58
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	65,306	—	—	—	65,306	0.00
張惠彬	1,810	—	—	—	1,810	0.00
廖樂柏	—	—	—	—	—	—

(丁) 嘉華建材之相關股份 — 認股權

本公司若干董事實益持有非上市以實物交收的認股權,以認購嘉華建材之普通股股份。詳情載於以下「認股權計劃資料」之章節內。

附註:

(1) 呂志和博士透過其配偶的權益,被視作分別擁有7,130,234股本公司股份及1,468,496股嘉華建材股份的權益。

(2) Best Chance Investments Ltd. 及步基證券有限公司分別持有本公司之股份35,075,725股及3,054,012股,該兩間公司均由呂志和博士控制。

(3) 該等1,257,389,151股本公司股份由全權家族信託(由呂志和博士作為創立人成立)持有,佔已發行股本三分之一以上。

一項全權家族信託(由呂志和博士作為創立人成立)全資擁有 City Lion Profits Corp.,而後者則擁有於二零零五年七月二十二日獲發行1,160,449,206股嘉華建材股份的權益。該日乃嘉華建材之一間附屬公司完成收購銀河娛樂場股份有限公司88.1%有投票權股份(附有97.9%經濟權益)(「完成」)。本公司透過一間全資附屬公司擁有852,775,351股嘉華建材股份的權益,佔嘉華建材已發行股本約59.06%。

董事於證券之權益

於二零零五年六月三十日，本公司各董事於本公司及其相聯法團（定義見香港法例第五百七十一章證券及期貨條例（「證券及期貨條例」）第XV部）嘉華建材有限公司（「嘉華建材」）的股份、相關股份及債券中擁有根據證券及期貨條例第三百五十二條登記於該條規定由本公司備存的登記冊，或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載的上市發行人董事進行證券交易的標準守則知會本公司及聯交所的權益，及有關認購本公司及嘉華建材股份的任何權利及行使該等權利的詳情，分列如下：

（甲） 本公司之普通股股份

	股份數目					
董事名稱	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之概約百分率
呂志和	268,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,302,917,136	55.82
呂耀東	391,164	—	—	1,257,389,151[3]	1,257,780,315	53.88
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	100,000	—	—	—	100,000	0.00
鄧呂慧瑜	4,639,166	—	—	1,257,389,151[3]	1,262,028,317	54.06
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	278,977	—	—	—	278,977	0.01
張惠彬	7,239	—	—	—	7,239	0.00
廖樂柏	—	—	—	—	—	—

（乙） 本公司之相關股份 — 認股權

本公司若干董事實益持有非上市以實物交收的認股權，以認購本公司之普通股股份。詳情載於以下「認股權計劃資料」之章節內。

僱員及薪酬政策

於二零零五年六月三十日，本集團在香港及中國內地僱用超過2,400名僱員（二零零四年：2,268人）（不包括聯營公司及共同控制實體）。於回顧期間之僱員成本（不包括董事酬金）合共港幣122,000,000元（二零零四年：港幣104,000,000元）。

本集團聘用及擢升僱員以工作能力及發展潛質為原則，並為僱員提供具競爭力之薪酬福利配套。本集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬福利配套及長期挽留優秀管理人材。該計劃獲得股東批准後於一九八九年開始推行。此外，本集團亦參照中國內地市場之薪酬水平，釐定內地員工之薪酬福利，並著重為員工提供培訓及發展之機會。

本集團之流動資金狀況保持強健，有充裕之現金及足夠的銀行信貸，以應付營運資金、未來的收購及投資之需求。

庫務政策

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。在適當的情況下，本集團亦利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。

本集團並無投資於與本集團財務無關之衍生工具。

本集團資產之抵押

賬面值港幣135,000,000元(二零零四年十二月三十一日：港幣261,000,000元)之投資物業，及賬面值港幣256,000,000元(二零零四年十二月三十一日：港幣259,000,000元(經重列))之土地和樓房已分別抵押予銀行作為本集團借貸之擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣3,772,000,000元(二零零四年十二月三十一日：港幣3,844,000,000元)向銀行及財務機構出具擔保，其中已動用之信貸額為港幣2,204,000,000元(二零零四年十二月三十一日：港幣1,904,000,000元)。

本公司就一間附屬公司發行為數港幣154,000,000元(二零零四年十二月三十一日：港幣864,000,000元)之可換股債券向可換股債券持有人出具擔保。

本公司就一間附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

整體而言，本集團之上海物業發展項目及投資物業項目之進展順利。本集團座落於徐滙區淮海中路之甲級寫字樓上海嘉華中心，已於二零零五年第一季落成，出租率高逾百分之九十五。上海嘉華中心之租戶來自多家跨國企業，加上租金理想，這項投資物業可望為本集團帶來強勁、穩定之租金收入貢獻。

香港之物業發展項目

銅鑼灣山路及莊士敦道之發展項目順利如期發展。預期銅鑼灣山路之發展項目將於二零零五年年底或二零零六年年初展開預售前市場推廣活動，而莊士敦道之發展項目則於二零零六年年初著手進行預售前市場推廣活動。按香港目前市況來看，本集團預期該兩個項目將可為集團帶來可觀溢利。

建築材料業務

於本年度上半年，儘管香港經濟在種種利好跡象下漸現生機，但建材業務之市況仍然未見起色。於本期間，建築材料業務之營業額與去年相若，而股東應佔溢利則較去年增長約百分之二十三。

(II) 財務檢討

財務狀況

本集團之財務狀況持續強健。於二零零五年六月三十日，權益為港幣5,232,000,000元，與二零零四年十二月三十一日之港幣3,396,000,000元比較，上升百分之五十四。

期內，本集團透過行使可換股債券及認股權增加本公司之已發行股份數目。然而，所產生之攤薄已為本期間所確認之溢利抵銷。

流動資金及負債比率

於二零零五年六月三十日，本集團之現金及銀行結餘扣除短期貸款為港幣939,000,000元。在負債比率方面(定義為未償還之貸款總額減現金結餘後除以資產總額)維持在百分之二十的穩健水平。

根據股東每持有本公司十股股份可獲一股嘉華建材股份的基準派付特別中期股息後，本集團於嘉華建材的股權由現時的25.9%進一步減至18.8%。嘉華建材將不再是本集團的聯營公司，並成為一項「可供出售財務資產」長期投資。

經營業績

本集團股東應佔溢利增至港幣631,585,000元，增幅達百分之三百零六。股東應佔溢利之大幅跳升，主要由於嘉華建材以先舊後新方式配售股份，以致本集團被視作於當中出售嘉華建材股份而產生溢利達港幣577,000,000元所致。於進行配售後，儘管本集團所持之嘉華建材股權被攤薄，但集團應佔嘉華建材資產淨值則按上述增加了港幣577,000,000元。

收購事項完成後，嘉華建材按協定價格每股面值港幣8.00元向賣方發行1,840,519,798股新嘉華建材股份，本集團所持之嘉華建材股權因此被進一步攤薄至25.9%，並產生另一筆為數幾近港幣三十億元之被視作出售溢利。該筆金額將於集團本年度下半年之賬目內記錄入賬。

上海之物業發展項目

期內，本集團位於上海市內環線大寧國際社區內一高尚住宅項目一上海慧芝湖花園第一期已於本年度五月展開落成前之市場推廣活動，可供預售之單位數目合共632個。至今為止，市場反應平淡，相信是由於中央政府及上海市政府自去年起實施多項措施以抑止房地產價格不斷上漲，因此大部分有意置業人士紛紛採取觀望態度所致。然而，房地產業市況淡靜，卻有助於加快本集團上海物業發展項目之拆遷工程進度。

隨著中國內地經濟及收入持續增長，城鎮家庭自置居所希望藉此改善生活質素之渴求依然十分殷切，由此可見，房地產業之長遠前景仍然相當樂觀。我們相信，上海慧芝湖花園第一項發展項目最終定可取得佳績，尤其是本集團大部分物業發展項目乃於二零零一年下半年或二零零二年年初收購，正值上海房地產價格剛開始飛升之時。

(I) 回顧及展望

二零零五年上半年股東應佔溢利為港幣631,585,000元，較去年同期為港幣155,637,000元上升百分之三百零六。

採納新訂或經修訂之財務報告準則

此乃本集團採納自二零零五年一月一日生效之新訂香港財務報告準則後之首份半年度財務報告。除若干呈列方式有變連同比較數字作出調整外，該等會計政策之變動並無對所檢討之賬目構成任何重大影響。

然而，該等變動可能會對本集團日後之營運構成若干影響。而對日後賬目之主要影響為發展物業之收益確認將於發展項目落成出售後方可確認，而並非按工程進度予以確認。

嘉華建材收購銀河

於二零零五年七月二十二日，嘉華建材有限公司(「嘉華建材」)旗下一間全資擁有附屬公司 Canton Treasure Group Ltd. 根據一份於二零零五年三月十四日訂立之有條件收購協議(經二零零五年四月一日及二零零五年五月三十一日訂立之兩份補充協議修訂)，已完成收購銀河娛樂場股份有限公司(「銀河」)的88.1%有投票權股份(附有97.9%經濟權益)，代價為港幣18,405,198,023元。

根據香港聯合交易所有限公司證券上市規則，上述收購事項構成本公司一項關連交易、被視為非常重大的出售事項及非常重大的收購事項，且收購事項已於二零零五年七月十九日正式召開及舉行之股東特別大會上獲本公司獨立股東正式批准。

有關收購事項之其他詳情，已載於本公司於二零零五年六月三十日向其股東刊發之通函內。

收購事項完成後，嘉華建材不再為本公司之附屬公司而成為25.9%聯營公司。

致嘉華國際集團有限公司
（在百慕達註冊成立之有限公司）
董事會

引言

本會計師已按　貴公司指示，審閱第5至30頁所載的中期財務資料。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務資料的編製須符合香港會計師公會頒佈的香港會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務資料負責，而有關資料亦已經董事會批准。

本會計師之責任是根據審閱之結果，對中期財務資料出具獨立結論，僅向整體董事會報告，除此之外本報告別無其他目的。本會計師不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本會計師已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務資料進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用（惟已另作披露則除外）。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本會計師不會對中期財務資料發表審計意見。

審閱結論

按照本會計師審閱的結果，但此審閱並不作為審計之一部份，本會計師並無發現任何須在截至二零零五年六月三十日止六個月的中期財務資料作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零五年九月十四日

15. 業務合併(續)

所收購之商譽及應佔業務日後溢利之前景。收購所產生之資產及負債如下:

	公平值 *港幣千元*	被收購方 之賬面值 *港幣千元*
機器及設備	166	166
其他應收款	314	314
預付款及按金	133	133
現金及銀行結餘	310	310
其他應付款	(172)	(172)
資產淨值	751	751
少數股東權益	(368)	
所收購之資產淨值	383	

16. 結算日後事項

於二零零五年七月二十二日,本集團已完成收購銀河娛樂場股份有限公司的88.1%有投票權股份(附有97.9%經濟權益),代價為港幣18,405,000,000元,以發行嘉華建材有限公司(嘉華建材)之1,840,519,798股新股、無抵押定息票據及現金支付。收購事項完成後,本集團所持之嘉華建材股權將由59.1%被攤薄至25.9%。同時,此收購事項構成本集團一項被視為出售事項。嘉華建材不再為本集團之附屬公司而成為聯營公司。收購詳情請參閱二零零五年六月三十日之通告。

14. 資本承擔

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
已簽約但未撥備		
物業發展支出承擔	**1,055,389**	969,302
資本支出承擔	**45,471**	75,198

除上述外，本集團於二零零五年三月十四日達成收購銀河娛樂場股份有限公司之協議(附註16)。

15. 業務合併

於二零零五年四月，本集團於上海收購一共同控制實體，以從事物業發展及投資，本集團佔41.5%權益。已收購的資產淨值及負商譽如下：

	港幣千元
現金收購代價	438,567
已收購的資產淨值的公平值	442,884
負商譽	(4,317)

於二零零五年五月，本集團收購一附屬公司之51%權益以從事建材業務。已收購的資產淨值及商譽的詳情如下：

	港幣千元
現金收購代價	17,000
已收購的資產淨值的公平值	383
商譽	16,617

13. 借貸

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
長期銀行貸款		
抵押	**2,050,598**	1,874,622
無抵押	**450,850**	744,736
	2,501,448	2,619,358
可換股債券(註a)	**117,223**	864,260
來自少數股東之貸款	**98,015**	98,015
	2,716,686	3,581,633
短期銀行貸款		
抵押	**157,400**	—
無抵押	**383,802**	36,133
	3,257,888	3,617,766
列為流動負債之現期部份	**(1,612,772)**	(844,542)
	1,645,116	2,773,224

(a) 於二零零四年三月，本集團發行一批於二零零九年三月到期面值港幣864,260,000元之0.5%有擔保可換股債券。該等債券於盧森堡證券交易所上市，並且可於二零零四年四月二十三日至二零零九年三月八日期間，按初步換股價每股港幣2.25元(可予調整)兑換為本公司股份。該等債券可於二零零九年三月二十三日根據該等債券的有關條款及條件以其本金之91.49%贖回。

直至二零零四年十二月三十一日，可換股債券均按面值列賬。於二零零五年一月一日採納香港會計準則第39號後，歸屬予負債部份及股權部份之價值均按發行該等債券時予以釐定。負債部份的公平值乃採用相等的非可換股債券之市場利率計算。發行的餘值(即兑換股權部份的價值)則獨立在權益項下獲確認為可換股債券儲備。於二零零五年六月三十日，未兑換之可換股債券均按攤銷成本列賬。

12. 股本(續)

(a) 按照本公司之認股權計劃，可認購本公司股份之認股權已授予選定之行政人員。期內沒有授出新認股權(二零零四年：無)，有關2,968,000股股份之認股權已獲行使(二零零四年：4,581,000股)。於二零零五年六月三十日，根據計劃授出尚未獲行使之認股權如下：

		認股權數目	
行使期	**每股行使價** *港幣*	**二零零五年六月三十日**	二零零四年十二月三十一日
一九九九年五月二十日至二零零八年五月十九日	0.5586	**3,613,000**	3,728,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**5,040,000**	5,490,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**11,210,000**	12,613,000
二零零三年十二月三十日至二零一三年十二月二十九日	1.3000	**5,000,000**	6,000,000
		24,863,000	27,831,000

(b) 期內，面值港幣710,300,000元之可換股債券已被轉換為本公司315,700,000股普通股。其中港幣31,600,000元已入賬為股本，餘下之金額則入賬為股份溢價。

11. 應付賬款及應計費用（續）

本集團之應付貿易賬款依發票日期之賬齡分析如下：

	二零零五年 六月三十日 *港幣千元*	二零零四年 十二月三十一日 *港幣千元*
一個月內	**142,457**	186,800
二至三個月	**58,156**	63,237
四至六個月	**32,424**	26,502
六個月以上	**43,031**	23,864
	276,068	300,403

12. 股本

	二零零五年 每股面值 港幣一角 之普通股	*港幣千元*	二零零四年 每股面值 港幣一角 之普通股	*港幣千元*
法定				
於一月一日	**5,000,000,000**	**500,000**	3,888,000,000	388,800
在期內增加	—	—	1,112,000,000	111,200
於六月三十日	**5,000,000,000**	**500,000**	5,000,000,000	500,000
發行及繳足				
於一月一日	**2,015,644,738**	**201,564**	1,977,968,748	197,797
行使認股權（*註a*）	**2,968,000**	**297**	4,581,000	458
可換股債券之轉換（*註b*）	**315,671,092**	**31,567**	—	—
於六月三十日	**2,334,283,830**	**233,428**	1,982,549,748	198,255

10. 應收賬款及預付款(續)

本集團之應收貿易賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零五年六月三十日 *港幣千元*	二零零四年十二月三十一日 *港幣千元*
一個月內	**97,523**	135,270
二至三個月	**141,721**	157,988
四至六個月	**81,028**	89,423
六個月以上	**171,511**	89,253
	491,783	471,934

11. 應付賬款及應計費用

	二零零五年六月三十日 *港幣千元*	二零零四年十二月三十一日 *港幣千元*
應付貿易賬款	**276,068**	300,403
其他應付賬款	**73,823**	79,849
營運應計費用	**112,154**	88,403
已收按金	**51,851**	28,872
來自共同控制實體款項	**243,507**	204,500
來自少數股東之款項	**294,968**	303,942
	1,052,371	1,005,969

9. 其他非流動資產

	二零零五年 六月三十日 *港幣千元*	二零零四年 十二月三十一日 *港幣千元*
遞延支出		
清除表土費用	**92,129**	99,679
石礦場發展費用	**13,224**	14,073
可換債券之發行費用	**—**	13,896
	105,353	127,648
石礦場改善費用	**128,490**	136,050
遞延應收賬款	**6,265**	6,706
按揭貸款	**10,998**	18,168
	251,106	288,572

10. 應收賬款及預付款

	二零零五年 六月三十日 *港幣千元*	二零零四年 十二月三十一日 *港幣千元*
應收貿易賬款	**491,783**	471,934
其他應收款項	**130,063**	130,293
預付款	**64,542**	63,133
應收共同控制實體款項	**191,224**	155,237
應收少數股東款項	**1,948**	—
	879,560	820,597

本集團根據當地有關行業之標準制定信貸政策，本集團給予香港客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限則介乎120天至180天。此政策由管理層作定期檢討。

7. 每股盈利

本期之每股基本及攤薄盈利之計算如下：

	二零零五年 港幣千元	二零零四年 港幣千元
用以計算每股基本盈利之溢利	**631,585**	155,637
具攤薄作用之潛在普通股之影響		
可換股債券之利息，除稅	**6,907**	891
未攤銷之可換股債券發行費用，除稅	**—**	(12,813)
用以計算每股攤薄盈利之溢利	**638,492**	143,715

	二零零五年 股份數目	二零零四年 股份數目
用以計算每股基本盈利之股份加權平均數	**2,261,175,000**	1,980,970,000
具攤薄作用之潛在普通股之影響		
可換股債券	**140,370,000**	145,626,000
認股權	**19,378,000**	20,062,000
用以計算每股攤薄盈利之股份加權平均數	**2,420,923,000**	2,146,658,000

8. 資本支出

截至二零零五年六月三十日止六個月，本集團就物業、機器及設備支出港幣26,000,000元(二零零四年： 港幣40,000,000元)及遞延開支港幣500,000元(二零零四年： 港幣4,000,000元)，而出售物業、機器及設備則為港幣1,000,000元(二零零四年： 港幣4,000,000元)。

5. 税項(續)

香港利得税乃按照本期間內估計應課税溢利減承前可用之税項虧損後以百分之十七點五(二零零四年:百分之十七點五)税率提撥。本集團於海外經營業務產生之應課税溢利乃按照有關國家之適用税率提撥。

截至二零零五年六月三十日止六個月,應佔聯營公司及共同控制實體之税項分別為港幣184,000元(二零零四年:港幣443,000元)及港幣4,425,000元(二零零四年:31,381,000元),已計入損益表內應佔聯營公司及共同控制實體溢利減虧損之中。

6. 中期股息

董事會已決議派發截至二零零五年六月三十日止六個月之中期現金股息,每股港幣1仙(二零零四年:以股代息附現金選擇權,每股港幣2仙),合共港幣23,491,000元(二零零四年:港幣40,195,000元),給予在二零零五年十月二十一日營業時間結束時已登記於本公司股東名冊及分冊內之股東。此金額將於截至二零零五年十二月三十一日止年度列作盈餘儲備分派。

董事會亦已宣派截至二零零五年六月三十日止之六個月的特別中期股息,股息將以實物派付嘉華建材有限公司(「嘉華建材」)股份的方式,派付予二零零五年十月二十一日營業時間結束時已登記於本公司股東名冊及分冊內之股東;基準為當時每持有十股本公司股份獲派一股嘉華建材股份。

根據分派,將予分派的嘉華建材股份於二零零五年九月十四日公佈日期的總市值為港幣1,268,519,000元,相等於每股約港幣0.54元之股息。將於本公司賬目內入賬的實際股息金額,將根據於寄出分派股份股票日期嘉華建材股份收市價釐定。

4. 經營溢利

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
經營溢利已計入：		
出售物業、機器及設備溢利	**180**	21
其他投資之公平值收益	—	5,989
利息收入	**9,379**	10,677
非上市投資股息收入	**12,721**	—
回撥存貨撥備	**1,332**	—
投資物業之公平值收益	**1,742**	—
收購一共同控制實體所產生之負商譽	**4,317**	—
負商譽攤銷	—	316
及已扣除：		
已售存貨成本	**507,058**	554,566
折舊	**37,744**	37,561
攤銷		
租賃土地及土地使用權	**20,786**	20,073
石礦場發展費用	**932**	871
清除表土費用	**7,796**	8,208
石礦場改善費用	**7,560**	7,560
專利費	**2,792**	1,979
土地及樓房之經營租賃租金	**13,327**	14,048
其他投資之公平值虧損	**73**	—
其他投資之撥備	—	11,000
出售上市投資之虧損	—	2,893

5. 税項

	二零零五年 *港幣千元*	二零零四年 *港幣千元*
本期税項		
香港利得税	**4,853**	4,526
中國內地所得税	**304**	1,518
遞延税項	**(30)**	(414)
	5,127	5,630

3. **分部資料(續)**

地區分部資料如下：

	營業額 *港幣千元*	經營溢利／(虧損) *港幣千元*	資本費用 *港幣千元*	資產總額 *港幣千元*
截至二零零五年六月三十日止期間				**二零零五年六月三十日**
香港	**365,858**	**622,981**	**18,697**	**4,605,732**
中國內地及其他	**353,969**	**5,086**	**7,421**	**5,228,404**
	719,827	**628,067**	**26,118**	**9,834,136**
				二零零四年十二月三十一日
截至二零零四年六月三十日止期間				
香港	458,146	34,525	38,989	3,709,013
中國內地及其他	442,539	(7,756)	5,075	4,609,993
	900,685	26,769	44,064	8,319,006

3. 分部資料(續)

	地產 *港幣千元*	建築材料 *港幣千元*	其他 *港幣千元*	合計 *港幣千元*
截至二零零四年六月三十日止期間				
營業額	265,279	617,478	17,928	900,685
其他收益	5,584	5,025	804	11,413
經營溢利/(虧損)	24,854	3,861	(1,946)	26,769
財務費用				(10,235)
應佔溢利減虧損				
共同控制實體	142,157	4,286	—	146,443
聯營公司	—	865	—	865
除税前溢利				163,842
税項				(5,630)
本期溢利				158,212
資本支出	1,950	42,114	—	44,064
折舊	1,217	36,344	—	37,561
攤銷	17,595	19,117	—	36,712
其他投資之公平值虧損/(收益)	—	1,419	(7,408)	(5,989)
於二零零四年十二月三十一日				
分部資產	5,051,008	1,802,417	26,445	6,879,870
共同控制實體	241,496	248,243	—	489,739
聯營公司	—	18,650	—	18,650
未分配資產				930,747
資產總額				8,319,006
分部負債	563,705	613,298	9,839	1,186,842
未分配負債				3,736,056
負債總額				4,922,898

3. 分部資料(續)

業務分部資料如下：

	地產 *港幣千元*	建築材料 *港幣千元*	其他 *港幣千元*	合計 *港幣千元*
截至二零零五年六月三十日止期間				
營業額	157,116	539,572	23,139	719,827
其他收益				
	3,039	7,421	12,729	23,189
經營溢利／(虧損)	50,950	(10,244)	587,361	628,067
財務費用				(20,667)
應佔溢利減虧損				
共同控制實體	20,531	7,945	—	28,476
聯營公司	—	1,492	—	1,492
除税前溢利				637,368
税項				(5,127)
本期溢利				632,241
資本支出	1,653	24,465	—	26,118
折舊	1,304	36,440	—	37,744
攤銷	17,767	19,307	—	37,074
其他投資之公平值(收益)／虧損	—	(81)	154	73
於二零零五年六月三十日				
分部資產	5,326,865	1,867,835	23,725	7,218,425
共同控制實體	704,913	256,191	—	961,104
聯營公司	—	20,142	—	20,142
未分配資產				1,634,465
資產總額				9,834,136
分部負債				
未分配負債	609,993	598,798	6,927	1,215,718
				3,386,617
負債總額				4,602,335

2. 會計政策變動(續)

2.8 以股份支付之款項

採納香港財務報告準則第2號「以股份支付之款項」後,有關以股份支付之款項之會計政策有所變動。就授出認股權而取得之僱員服務之公平值確認為開支。認股權生效期間列作開支之總額,乃參照已授出認股權之公平值而釐定,但不計算任何非市場性之生效條件之影響。

過往年度,向僱員提供之認股權並無於損益表內確認為開支。由於所有認股權於二零零五年一月一日或以前已生效,因此無需作出前年度調整。

3. 分部資料

集團主要從事物業發展及投資,製造、銷售及分銷建築材料,此外並沒有其他重大獨立分部業務。根據集團內部財務報告及經營業務,主要分部報告以業務分部呈列,而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、應收賬款及預付款,主要不包括部份投資、現金及銀行結餘及可收回稅項。分部負債主要包括應付賬款及應計費用。而分部之間沒有任何銷售成貿易交易。

2. 會計政策變動(續)

2.6 撥備

採納香港會計準則第16號，香港會計準則第37號「撥備、或然負債及或然資產」以及香港財務報告準則釋義第1號「現有解除、恢復及相類負債之變動」後，有關環境恢復及其相關資產之撥備之會計政策有所變動。計算環境恢復撥備時出現之任何變動，須在其相關資產內予以加入或扣減。撥備貼現之定期平倉，在產生時於損益表內確認為財務費用。

過往年度，與環境恢復撥備相關之資產成本，並非通過撥備之變動而予以調整。由於上述之會計政策變動，盈餘儲備及少數股東權益於二零零四年十二月三十一日分別減少港幣13,300,000元及港幣18,600,000元。

2.7 收入確認

銷售物業之收益在物業的風險及利益轉至買家時確認。

於過往年度，當將未完成之物業預先出售，則在其興建過程中每一年依據總估計銷售按比率計算；所採用之比率以在資產負債日已支出之建築費用與估計之總建築費用比較，或在資產負債表日之已收和應收銷售收入與總估計銷售款項比較，二者中以較低者為準。此會計準則已更改，乃符合香港釋義3「收入：出售發展中物業之買賣合約」的準則。本集團於二零零五年一月一日或之後開始採納新的會計準則及更改有關銷售物業收入之確認的會計政策。

2. 會計政策變動(續)

2.5 借貸

採納香港會計準則第32號「金融工具：披露及呈列」以及香港會計準則第39號「金融工具：確認及計量」後，有關確認、計量、披露及呈列財務負債的會計政策將有變動。借貸最初按公平值扣除所產生的交易成本確認。交易成本為直接歸屬予財務資產或財務負債之收購、發行或出售的增量成本。借貸其後按攤銷成本列賬，所得款項(扣除交易成本)與贖回價值之間的任何差額則按有效息率方法於借貸期間計入損益表。

可換股債券的負債部份之公平值乃以相等的非可換股債券之市場利率予以釐定。該金額乃按攤銷成本基準直至該等債券因兌換而失效或到期。所得款項餘下部份扣除所得稅後，確認為換股權，並列賬於股東權益下。權益部份在該等債券獲撤銷確認時(不論獲兌換、贖回或已失效)於資本儲備內確認。

過往年度，可換股債券按面值計入長期負債。有關發行可換股債券所產生的開支已按融資的有關年期以直線法攤銷。

香港會計準則第39號並不容許財務資產及負債根據按追溯性基準之準則確認、撤銷確認或計量。由於上述會計政策變動之故，於二零零五年一月一日，可換股債券儲備已增加港幣192,000,000元，盈餘儲備則減少港幣24,400,000元。二零零四年十二月三十一日可資比較之數額並無予以重列。

2. 會計政策變動(續)

2.4 金融工具(續)

貸款及應收款,以有效息率方法按攤銷成本列賬。可供出售之財務資產及按公平值計算之財務資產,按公平值於損益表中列賬。按公平值列賬及在損益表處理之財務資產之公平值變動,所產生之已變現或未變現盈虧於產生期間計入損益表。歸類為可出售之非貨幣證券之公平值變動,所產生之未變現盈虧乃確認為權益。可出售之證券被出售或出現減值時,其累計公平值調整於損益表中列為投資證券盈虧。

於過往年度,因特定長期目標或策略原因持有之證券,均列入資產負債表之其他非流動資產,並按成本值扣除減值準備入賬。個別投資之賬面值在每年結算日均作檢討,以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性,則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支,當引致撇減或撇銷之情況及事件不再存在,而有可信證據顯示新情況和事件會於可預見將來持續,則將此項減值虧損撥回損益表。

香港會計準則第39號並不允許根據此準則追溯確認、剔除及計量財務資產及負債。本集團先前就證券投資應用了會計實務準則第24號「投資證券之會計處理」。基於上述會計政策之變動,投資分類已於二零零五年一月一日重定,惟對本集團期初儲備並無重大影響。比較數額則並未重列。

2. 會計政策變動（續）

2.3 租賃（續）

鑒於上述會計政策之變更，於二零零四年十二月三十一日，租賃土地及土地使用權之淨值增加港幣2,193,000,000元，物業、機器及設備之淨值減少港幣282,600,000元，發展物業之淨值減少港幣1,962,000,000元，盈餘儲備減少港幣9,600,000元，物業重估儲備減少港幣57,800,000元。

2.4 金融工具

採納香港會計準則第32號「金融工具：披露及呈列」以及香港會計準則第39號「金融工具：確認及計量」後，有關確認、計量、披露及呈列財務資產之會計政策有所改變。本集團將其投資分為以下類別：於損益表按公平值入賬之財務資產（包括其他投資）、貸款及應收款及可供出售之財務資產。

持作買賣或預期於結算日後十二個月內變現之財務資產，按公平值於損益表中歸類為流動資產。貸款及應收款乃計入流動資產，惟到期日為於結算日十二個月後者則歸類為非流動資產。除管理層擬於結算日後十二個月內出售之投資外，可供出售之財務資產乃歸入此類別或並無歸類於任何其他類別之非衍生工具，並計入非流動資產。

2. 會計政策變動(續)

2.2 投資物業(續)

鑑於上述會計政策之變動，於二零零四年內轉為投資物業之租貸土地，使二零零四年十二月三十一日之期初盈餘儲備增加港幣22,200,000元。於二零零四年十二月三十一日，投資物業估值低於原值，而於過往年度，重估虧損已在損益表中扣除，所以並無投資物業重估儲備。因此，盈餘儲備及投資物業重估儲備均無需作出往年度調整。

2.3 租賃

採納香港會計準則第17號「租賃」後，本集團將預付土地租金由物業、機器及設備以及發展物業中，重新分類為租賃土地及土地使用權。為租賃土地及土地使用權支付之預付款項，採用直線法按租賃期攤銷，若出現減值則將減值於損益表中沖銷。在租賃土地物業之建築期間，租賃土地及土地使用權之攤銷，在相關資產內資本化。

於過往年度，租賃土地及土地使用權按有關物業之擬定用途，分類為物業、機器及設備以及發展物業。分類為物業、機器及設備之租賃土地及樓房，乃按成本或估值扣除累計折舊及非暫時性減值準備列賬，而發展物業則按成本(包括土地及建築成本)減可預見虧損之準備列賬。採納香港會計準則第17號後，會計政策有所改變，租賃土地由估值列賬，改為成本減累積攤銷列賬。

2. 會計政策變動(續)

2.2 投資物業

投資物業指本集團為獲得長期租金收益或資本升值或同時獲得兩者而持有、但並不佔用之物業。投資物業包括擁有永久業權之土地、經營租賃下之土地及融資租賃下之樓宇。經營租賃下之土地如能符合投資物業其他定義亦按投資物業入賬及表列,而該等經營租約視同融資租賃入賬。

投資物業起始以成本(包括相關交易成本)入賬。此後,投資物業按公平值列賬,其估值由外間測量師每年評審。公平值之變動於損益表中確認。

倘投資物業轉作自用,該物業將重新分類為物業、機器及設備,以重新分類日之公平值為成本列賬。建設中或發展中以供未來用作投資物業之物業,列作發展中物業,並以成本列賬,直至建設或發展工作完成,將重新分類為投資物業,其後按此入賬。

倘物業因用途改變而成為投資物業,該等物業於轉變當日之賬面值與公平值之差額,將根據香港會計準則第16號「物業、機器及設備」於權益內確認為物業、機器及設備重估儲備。然而,倘公平值抵銷先前減值虧損,則該項撥回將於損益表內確認。

於過往年度,估值虧損自損益表中扣除;任何增值應首先計入損益表,以抵銷先前扣減之估值虧損,其後則撥入投資物業重估儲備。出售投資物業時,如有任何相關之已變現重估盈餘,將撥入損益表內。此等會計政策現已更改,以符合香港會計準則第40號「投資物業」要求。

2. 會計政策變動

2.1 商譽

商譽指於收購附屬公司、共同控制實體及聯營公司之生效日期，收購成本超過集團應佔所購入之淨資產公平值之差額。就增持一間附屬公司股權而言，商譽指收購成本超出所收購少數股東權益比例之賬面值之差額。收購成本按交換日期所給予資產、所發行股本工具及所引致或承擔之負債之公平值，加收購事項直接引致之成本而計算。

倘收購成本低於所收購淨資產之公平值或所收購少數股東權益比例之賬面值，兩者之差額將於損益表中直接確認。收購附屬公司所產生之商譽計入無形資產，而收購共同控制實體及聯營公司所產生之商譽則計入於共同控制實體及聯營公司之投資。商譽每年進行減值測試，以成本減累積減值列賬。

於過往年度，收購所產生之商譽以一項獨立資產計入資產負債表，並按其估計可使用年期(不超過二十年)，採用直線法攤銷。商譽之賬面值每年檢討，當董事認為出現非暫時性減值時，則會作出撥備。倘淨資產之公平值超過購買代價，則於收購年度或按所購非貨幣資產之加權平均可使用年期內，於損益表內確認該等差額。此項會計政策現已更改，以符合香港財務報告準則第3號「業務合併」要求。鑑於此項改變，本集團採用過渡安排，於二零零五年一月一日之年初盈餘儲備中，沖銷為數港幣136,000元之負商譽，二零零四年十二月三十一日之比較數額則並未重列。

1. 編製基準

中期財務資料乃採用歷史成本會計法，並對若干物業、可供出售財務資產及其他短期投資之重估作出修訂，及按照香港會計師公會頒佈之香港財務報告準則而編製。中期財務資料乃根據香港會計師公會頒佈之香港會計準則第34號「中期財務報告」呈列。

編製中期財務資料所應用之會計政策，與截至二零零四年十二月三十一日止年度之年度財務報表所用者貫徹一致，惟因採納於二零零五年一月一日或之後開始生效之新訂及經修訂香港財務報告準則及香港會計準則（「新香港財務報告準則」），本集團已更改若干會計政策。本集團會計政策之變動及採納此等新政策之影響載於下文附註2。

採納新香港財務報告準則後，本中期財務資料之若干比較數字，已重新陳述或重新分類，以符合現行之呈列方式。呈列方式之主要變動載列如下：

	二零零四年全年財務報表之呈列方式	新呈列方式
(a)	應佔共同控制實體及聯營公司稅項乃計入稅項	應佔共同控制實體及聯營公司溢利減虧損於扣除稅項後呈列
(b)	應收貸款、應收及應付共同控制實體款項乃計入共同控制實體項下	應收貸款、應收及應付共同控制實體款項，按還款期歸類為流動及非流動資產或負債
(c)	來自少數股東貸款乃計入少數股東權益	來自少數股東貸款按還款期歸類為流動及非流動負債

綜合權益變動表(未經審核)

截至二零零五年六月三十日止六個月

	股本 港幣千元	其他儲備 港幣千元	盈餘儲備 港幣千元	股東權益 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零四年十二月三十一日						
如以往呈報	201,564	1,011,973	1,517,698	2,731,235	745,308	3,476,543
往年度調整						
撤銷租賃土地重估儲備及						
租賃土地攤銷(香港會計準則第17號)	—	(57,783)	(9,596)	(67,379)	(3,366)	(70,745)
租賃土地轉為投資物業(香港會計準則第40號)	—	—	22,230	22,230	—	22,230
增加撥備(香港會計準則第16號,37號及						
香港財務報告準則釋義第1號)	—	—	(13,332)	(13,332)	(18,588)	(31,920)
經重列,於期初調整前	201,564	954,190	1,517,000	2,672,754	723,354	3,396,108
期初調整						
可換股債券之股權部份及利息						
(香港會計準則第39號)	—	192,037	(24,426)	167,611	—	167,611
註銷負商譽(香港財務報告準則第3號)	—	—	90	90	46	136
於二零零五年一月一日,經重列	201,564	1,146,227	1,492,664	2,840,455	723,400	3,563,855
兌滙率調整	—	—	1,182	1,182	16	1,198
可換股債券之轉換,除税	31,567	534,787	—	566,354	—	566,354
行使認股權而發行之股份	297	2,240	—	2,537	—	2,537
來自少數股東之資本	—	—	—	—	1,138,480	1,138,480
被視為出售一附屬公司部份權益之收益	—	—	—	—	(577,123)	(577,123)
收購附屬公司	—	—	—	—	368	368
可供出售財務資產之公平價值改變	—	(1,029)	—	(1,029)	(777)	(1,806)
出售物業變現	—	(10,254)	10,254	—	—	—
本期溢利	—	—	631,585	631,585	656	632,241
股息	—	—	(89,859)	(89,859)	(4,444)	(94,303)
於二零零五年六月三十日	233,428	1,671,971	2,045,826	3,951,225	1,280,576	5,231,801
於二零零三年十二月三十一日						
如以往呈報	197,797	1,010,800	1,323,090	2,531,687	623,705	3,155,392
往年度調整						
撤銷租賃土地重估儲備及						
租賃土地攤銷(香港會計準則第17號)	—	(57,783)	(8,925)	(66,708)	(11,077)	(77,785)
增加撥備(香港會計準則第16號,37號及						
香港財務報告準則釋義第1號)	—	—	(13,286)	(13,286)	(18,524)	(31,810)
於二零零四年一月一日,經重列	197,797	953,017	1,300,879	2,451,693	594,104	3,045,797
幣值換算調整	—	—	2,441	2,441	2,130	4,571
行使認股權而發行之股份	458	2,250	—	2,708	—	2,708
來自少數股東之資本	—	—	—	—	86,152	86,152
被視為出售一附屬公司部份權益之虧損	—	—	—	—	4,933	4,933
本期溢利	—	—	155,637	155,637	2,575	158,212
股息	—	—	(39,643)	(39,643)	—	(39,643)
於二零零四年六月三十日	198,255	955,267	1,419,314	2,572,836	689,894	3,262,730

7 綜合現金流量表(未經審核)

截至二零零五年六月三十日止六個月

	二零零五年 *港幣千元*	重列 二零零四年 *港幣千元*
經營業務之現金使用淨額	**(287,134)**	(551,696)
投資業務之現金使用淨額	**(455,673)**	(130,653)
融資活動之現金所得淨額	**1,440,375**	1,268,372
現金及銀行結餘增加淨額	**697,568**	586,023
於期初之現金及銀行結餘	**781,306**	517,065
匯率變動	**1,286**	4,516
於期末之現金及銀行結餘	**1,480,160**	1,107,604

綜合資產負債表(未經審核)

二零零五年六月三十日

	附註	二零零五年 六月三十日 *港幣千元*	重列 二零零四年 十二月三十一日 *港幣千元*
資產			
非流動資產			
物業、機器及設備		**492,862**	506,055
投資物業		**328,540**	326,798
租賃土地及土地使用權		**2,171,778**	2,192,983
商譽		**16,617**	—
共同控制實體		**961,104**	489,739
聯營公司		**20,142**	18,650
可供出售之財務資產		**92,054**	152,375
其他非流動資產	*9*	**251,106**	288,572
		4,334,203	3,975,172
流動資產			
發展物業		**2,932,050**	2,599,825
存貨		**94,047**	93,175
應收賬款及預付款	*10*	**879,560**	820,597
可收回稅項		**4,406**	4,384
其他投資		**109,710**	44,547
現金及銀行結餘		**1,480,160**	781,306
		5,499,933	4,343,834
總資產		**9,834,136**	8,319,006
權益			
股本	*12*	**233,428**	201,564
儲備		**3,717,797**	2,471,190
股東權益		**3,951,225**	2,672,754
少數股東權益		**1,280,576**	723,354
總權益		**5,231,801**	3,396,108
負債			
非流動負債			
借貸	*13*	**1,645,116**	2,773,224
遞延稅項負債		**85,603**	78,375
負商譽		—	136
撥備		**163,347**	180,873
		1,894,066	3,032,608
流動負債			
應付賬款及應計費用	*11*	**1,052,371**	1,005,969
借貸之現期部份	*13*	**1,612,772**	844,542
應付稅項		**43,126**	39,779
		2,708,269	1,890,290
總負債		**4,602,335**	4,922,898
總權益及負債		**9,834,136**	8,319,006

5 綜合損益表(未經審核)

截至二零零五年六月三十日止六個月

	附註	二零零五年 *港幣千元*	重列 二零零四年 *港幣千元*
營業額	3	**719,827**	900,685
銷售成本		**(628,241)**	(803,869)
毛利		**91,586**	96,816
其他收益		**23,189**	11,413
其他營運收入		**15,055**	16,210
被視為出售一附屬公司部份權益之收益/(虧損)		**577,123**	(4,933)
行政費用		**(72,429)**	(72,761)
其他營運費用		**(6,457)**	(19,976)
經營溢利	3及4	**628,067**	26,769
財務費用		**(20,667)**	(10,235)
應佔溢利減虧損			
共同控制實體		**28,476**	146,443
聯營公司		**1,492**	865
除稅前溢利		**637,368**	163,842
稅項	5	**(5,127)**	(5,630)
本期溢利		**632,241**	158,212
分配為:			
本公司股東		**631,585**	155,637
少數股東權益		**656**	2,575
		632,241	158,212
中期股息	6	**23,491**	40,195
		港仙	*港仙*
每股盈利	7		
基本		**27.9**	7.9
攤薄		**26.3**	6.7

倘若董事在作出查詢後，因有關地區的法律有所限制或該等地區的有關監管機構或證券交易所有所規定，認為有所必要或權宜，不會向於記錄日期營業時間結束時根據本公司於百慕達之股東名冊及於香港之股東分冊所載地址在香港境外的股東(「海外股東」)作出分派，故此，該等海外股東不會根據分派收取嘉華建材股份。反之，原應分派予海外股東的嘉華建材股份將於郵寄分派股份之股票後安排在切實可行情況下盡快在市場上出售，而出售所得款項，將以港幣按該等人士的配額比例分派予彼等(惟少於港幣100元的應付本公司股東之款項將歸本公司所有)。

其他有關分派的詳情載於本公司於二零零五年九月十四日刊發的公佈內。

有關的中期現金股息之股息單及特別中期股息之分派股份股票預計將於二零零五年十一月四日或左右寄予本公司股東。

3 中期業績及中期股息

中期業績

嘉華國際集團有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合業績如下：

本集團截至二零零五年六月三十日止六個月之營業額為港幣719,827,000元，較去年同期減少港幣180,858,000元。

本集團截至二零零五年六月三十日止六個月未經審核之股東應佔溢利為港幣631,585,000元，較去年同期增加港幣475,948,000元。

中期股息

董事會已議決派發截至二零零五年六月三十日止之六個月之中期現金股息，每股港幣1仙，合共港幣23,491,000元，給予在二零零五年十月二十一日營業時間結束時已登記於本公司股東名冊及分冊內之股東。(截至二零零四年六月三十日止之六個月：每股獲派發以股代息之中期股息(附有現金選擇權)，每股港幣2仙，合共港幣40,195,000元。)

董事會亦已宣派截至二零零五年六月三十日止之六個月的特別中期股息，股息將以實物派付(「分派」)嘉華建材有限公司(「嘉華建材」)股份的方式，派付予二零零五年十月二十一日(「記錄日期」)營業時間結束時已登記於本公司股東名冊及分冊內之股東；基準為當時每持有十股本公司股份獲派一股嘉華建材股份。零碎股份將不予計算。

根據分派，將予分派的嘉華建材股份(「分派股份」)於二零零五年九月十四日的總市值為港幣1,268,519,000元，相等於未分派前每股約港幣0.54元之股息(假設於二零零五年九月十四日起至記錄日期止本公司的已發行股本並無變動)。

主席
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc

董事總經理
呂耀東先生

副董事總經理
倫贊球先生

執行董事
許淇安先生，GBS，CBE，QPM，CPM
羅志聰先生
鄧呂慧瑜女士，太平紳士

非執行董事
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建先生，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏先生*

* *獨立非執行董事*

公司秘書
郭兆文先生，FCIS，FCS

合資格會計師
王俊強先生，FCCA，AHKICPA

核數師
羅兵咸永道會計師事務所

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

香港股份過戶登記分處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網址
http://www.kwih.com

股份上市
香港聯合交易所有限公司(「聯交所」)

股份編號
聯交所 : 173
彭博資訊 : 173 HK
路透社 : 0173.HK

債券上市
盧森堡證券交易所

目錄

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)



二零零五中期報告